GREENBERG
ATTORNEYS AT LAW
TRAURIG

03007361

SUPPL

February 21, 2003

RECEIVED
FEB 24 2003
181

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Marcopolo S.A. (the "Issuer")
File Number 82-4310

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports and materials:

1. Minutes of the Board of Directors, dated December 20, 2002;

2. Shareholder Announcement dated December 20, 2002;

3. Quarterly Information (ITR), for the period ended June 30, 2002; and

4. Quaraterly Information (ITR), for the period ended September 30, 2002.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Enclosure

3/19

File No. 82-4310

MARCOPOLO S.A.
C.N.P.J. Nº. 88.611.835/0001-29
A Publicly Listed Company

SHAREHOLDER ANNOUNCEMENT

We would like to inform our Shareholders that at a meeting held on December 20, 2002, the Board of Directors approved the payment of interest to all of the Company's shareholders, in lieu of remuneration of equity, for a total consideration of R$21,351,608.91, relating to the current fiscal year, 2002, payable from March 24, 2003 onwards and equivalent to R$ 0.19 per representative share of the Company's paid-in capital, albeit with income tax withheld at source, in accordance with current legislation. The net value of the same interest will be in lieu of the compulsory dividend declared in advance relating to the current fiscal year. The Company's shares will be traded ex-dividend starting on December 23, 2002.

1. INSTRUCTIONS FOR CREDITING OF DIVIDENDS:

1.1. The interest will be credited to the individual account of each shareholder on December 23, 2002, and will be paid from March 24, 2003 onwards, in accordance with the relevant account and banking domicile instructions provided to Banco Itaú S.A.

1.2. Shareholders whose files do not include the CPF/CNPJ tax code or details of Bank/Branch and Current Account will have their rights credited as soon as they have duly updated the same file at branches of Banco Itaú S.A., or through a letter addressed to the Superintendency of Shareholder Services of the same bank, located at Rua Boa Vista, 185, 4th floor, CEP 01092-090, São Paulo, SP.

1.3. Entities with tax-exempt status must, in order to avoid the witholding of income tax at source, observe current legislation and submit documentary evidence by December 30, 2002 to the address appearing in item 1.4.

1.4. The address for further information or the submission of documents is as follows:
Gerência de Relações com Investidores (Investor Relations Department)
Av. Rio Branco, Nº. 4889, Bairro Ana Rech
CEP: 95.060-650 - CAXIAS DO SUL - RS
Tel: (54) 209-4609
Fax: (54) 209-4010

The Executive Directors

Carlos Zignani
Director of Investor Relations

File No. 82-4310

MARCOPOLO S.A.
C.N.P.J N°. 611.835/0001-29
A Publicly Listed Company
NIRC N°. 43 3 0000723 5

MINUTES OF THE BOARD OF DIRECTORS

On the twentieth day of December, 2002, at 4 p.m. local time, the members of the Board of Directors of MARCOPOLO S.A. met at the headquarters of the Company at Avenida Marcopolo, 280, Bairro Planalto, in the city of Caxias do Sul, RS, in order to discuss the remuneration of stockholders' equity in the Company, as established in the second paragraph of Article 33 of its By-Laws, with the members of the Company's Audit Committee also in attendance, namely Srs. Egon Handel, Francisco Sergio Quintana da Rosa and Clóvis Benoni Meurer. After examining the Agenda for the Meeting, the Members of the Board, using the powers conferred by item 'n' of Article 19 of the Company's By-Laws, unanimously decided to pay to the Company's shareholders interest relating to the current fiscal year of 2002, amounting to R$ 21,351,608.91, or R$ 0.19 per share representative of the paid-in capital of the Company, albeit with income tax withheld at source on the same amount, in accordance with current legislation.
Interest on stockholders' equity will be credited to the individual accounts of each shareholder on December 23, 2002 and shall be paid from March 24, 2003 onwards. The same interest is in lieu of the net value of the obligatory dividend declared in advance and corresponding to the current fiscal year, in accordance with item V of Decision N°. 207/96, of the Brazilian Securities and Exchange Commission - CVM.
It is hereby established that from December 23, 2002 onwards, inclusive, the Company's shares will trade ex-dividend. The members of the Audit Committee who attended the meeting expressed an opinion favoring the payment of interest on stockholders' equity in the terms expressed above. With no further business to transact, the meeting was closed and these Minutes recorded, which have been signed by the members of the Board of Directors, as well as by the members of the Audit Committee. Caxias do Sul (RS), December 20, 2002. Paulo Pedro Bellini - President; Raul Tessari – Secretary; José Antonio Fernandes Martins, Nestor Antonio Perottoni, Paulo Conte Vasconcellos and Pedro Henrique Nogueira Damasceno – Members of the Board of Directors. Egon Handel, Francisco Sergio Quintana da Rosa and Clovis Benoni Meurer – Members of the Audit Committee.

In my capacity as President of the Board of Directors of MARCOPOLO S.A., I declare that these Minutes are a faithful copy of the original registered in Book N°. 06, and that the above signatures are authentic.

Caxias do Sul (RS), December 20, 2002

Paulo Pedro Bellini
President of the Board of Directors

File No. 82-4310

SERVIÇO PUBLICO FEDERAL – FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS
(BRAZILIAN SECURITIES AND EXCHANGE COMMISSION)
ITR – QUARTERLY INFORMATION **Base Date – September 30, 2002** **Brazilian Corporate Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

CVM REGISTRATION DOES NOT IMPLY ANY EVALUATION OF THE COMPANY, WITH ITS DIRECTORS REMAINING RESPONSIBLE FOR THE ACCURACY AND TRUTHFULNESS OF THE INFORMATION PROVIDED

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

01.02 - HEADQUARTERS

1 - COMPLETE ADDRESS Av. Marcopolo, 280	2 – NEIGHBORHOOD OR DISTRICT Planalto			
3 - ZIP 95086-200	4 - MUNICIPALITY Caxias do Sul			5 - STATE RS
6 - AREA CODE 54	7 – TELEPHONE 209-4000	8 – TELEPHONE	9 - TELEPHONE	10 – TELEX
11 - AREA CODE 54	12 - FAX 209-4010	13 – FAX	14 – FAX	
15 - E-MAIL http://www.marcopolo.com.br				

01.03 – DIRECTOR OF INVESTOR RELATIONS (Address for Correspondence with the Company)

1 – NAME Carlos Zignani				
2 - COMPLETE ADDRESS Av. Marcopolo, 280	3 – NEIGHBORHOOD OR DISTRICT Planalto			
4 - ZIP 95086-200	5 - MUNICIPALITY Caxias do Sul			6 - STATE RS
7 - AREA CODE 54	8 – TELEPHONE 209-4115	9 – TELEPHONE	10 - TELEPHONE	11 – TELEX
12 - AREA CODE 54	13 - FAX 209-4010	14 – FAX	15 – FAX	
16 - E-MAIL zignani@marcopolo.com.br				

01.04 – REFERENCE / AUDITOR

CURRENT FISCAL YEAR			CURRENT QUARTER			PREVIOUS QUARTER	
1 - START	2 – END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
01/01/2002	12/31/2002	2	07/01/2002	09/30/2002	1	04/01/2002	06/30/2002

9 - NAME/COMPANY NAME OF AUDITOR	10 - CVM CODE
KPMG Auditores Independentes	00418-9
11 - NAME OF TECHNICAL OFFICER	12 – CPF OF TECHNICAL OFFICER
Wladimir Omiechuk	315.757.570-87

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPI
00845-1	MARCOPOLO SA	88.611.835/0001-29

01.05 - COMPOSITION OF SHARE CAPITAL

Number of Shares ('000)	1 - CURRENT QUARTER 9/30/2002	2 - PREVIOUS QUARTER 6/30/2002	3 - SAME QUARTER OF PREVIOUS YEAR 9/30/2001
Paid-In Capital			
1 -Common	38,491	38,491	38,491
2 - Preferred	43,583	43,583	43,583
3 - Total	82,074	82,074	82,074
Treasury Stock			
4 -Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06– CHARACTERISTICS OF THE COMPANY

1 -TYPE OF COMPANY Commercial, Industrial and Other
2 - STATE OF COMPANY Operational
3 - NATURE OF SHAREHOLDING CONTROL National Private
4 - ACTIVITY CODE 1120100 - Vehicle Bodies
5 - PRINCIPAL ACTIVITY Manufacture of vehicle bodies
6 - FORM OF CONSOLIDATION Total
7 - FORM OF AUDITORS' REPORT Without Qualifications

01.07– COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 –CNPJ	3 - COMPANY NAME

01.08 – CASH PROCEEDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – PROCEEDS	5 - START OF PAYMENT	6 - FORM OF SHARE	7 - PER SHARE VALUE OF PROCEEDS

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

01.09– PAID-IN SHARE CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – VALUE OF PAID-IN SHARE CAPITAL (R$ '000)	4 – VALUE OF CHANGE (R$ '000)	5 – ORIGIN OF CHANGE	7 – NUMBER OF SHARES ISSUED ('000)	7 - ISSUE PRICE OF SHARES (R$)

01.10 – DIRECTOR OF INVESTOR RELATIONS

1 – DATE	2 – SIGNATURE
11/05/2002	

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 – BALANCE SHEET – ASSETS (R$ '000)

1 - CODE	2 - DESCRIPTION	3 -9/30/2002	4 – 6/30/2002
1	Total Assets	741,686	561,258
1.01	Current Assets	479,871	346,693
1.01.01	Cash and Equivalents	4,287	2,286
1.01.02	Credits	169,595	170,032
1.01.02.01	Accounts Receivable	297,097	242,616
1.01.02.02	Provision for Credit Risks	(6,950)	(6,133)
1.01.02.03	Advance Currency Contracts	(120,552)	(66,451)
1.01.03	Inventories	60,864	57,952
1.01.03.01	Finished Products	13,825	14,471
1.01.03.02	Semi-Finished Products	9,760	6,360
1.01.03.03	Raw and Auxiliary Materials	34,394	32,161
1.01.03.04	Merchandise	96	217
1.01.03.05	Advances to suppliers and others	2,789	4,743
1.01.04	Other	245,125	116,423
1.01.04.01	Financial Applications	199,117	77,891
1.01.04.02	Accounts Receivable under contract	3,475	3,122
1.01.04.03	Other Accounts Receivable	1,328	707
1.01.04.04	Recoverable taxes	36,945	30,475
1.01.04.05	Advances to employees	2,775	2,740
1.01.04.06	Resources used for expenses	1,485	1,488
1.02	Long-Term Assets	74,106	50,882
1.02.01	Various Credits	0	0
1.02.02	Credits with Related Parties	54,057	37,073
1.02.02.01	with Associated Companies	0	0
1.02.02.02	with Subsidiaries	54,057	37,073
1.02.02.03	with Other Related Parties	0	0
1.02.03	Other	20,049	13,809
1.02.03.01	Judicial deposits	5,836	2,794
1.02.03.02	Deferred income tax and contributions	9,146	7,661
1.02.03.03	Accounts receivable from clients	4,179	3,051
1.02.03.04	Other accounts receivable	888	303
1.03	Long-Term Assets	187,709	163,683
1.03.01	Investments	121,233	102,877
1.03.01.01	Stakes in associated companies	0	0
1.03.01.02	Stakes in subsidiaries	120,302	101,946
1.03.01.03	Other investments	931	931
1.03.02	Fixed Assets	66,294	60,599
1.03.02.01	Land	6,858	6,858
1.03.02.02	Buildings	34,257	34,205
1.03.02.03	Machinery and equipment	59,112	56,152
1.03.02.04	Installations	27,438	27,523

01.01- IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPI
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 – BALANCE SHEET – ASSETS (R$ '000)

1 - CODE	2 - DESCRIPTION	3 -9/30/2002	4 – 6/30/2002
1.03.02.05	Personalty and tools	3,608	3,493
1.03.02.06	Vehicles	1,741	1,741
1.03.02.07	Data processing equipment and systems	11,865	12,286
1.03.02.08	Other fixed assets	1,266	1,279
1.03.02.09	Fixed assets in progress	6,585	2,569
1.03.02.10	Advances to suppliers	0	0
1.03.02.11	Accumulated depreciation	(86,436)	(85,507)
1.03.03	Deferred assets	182	207

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.02 – BALANCE SHEET – LIABILITIES (R$ '000)

1 - CODE	2 - DESCRIPTION	3 -9/30/2002	4 – 6/30/2002
2	Total Liabilities	741,686	561,258
2.01	Current Liabilities	314,897	187,180
2.01.01	Loans and Financing	162,801	63,646
2.01.02	Debentures	0	0
2.01.03	Accounts Payable	40,785	38,138
2.01.04	Taxes and Contributions	8,145	8,050
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	51,791	35,627
2.01.06.01	Corporate Income Tax	18,851	10,361
2.01.06.02	Social Contribution	6,960	3,826
2.01.06.03	13th Month Bonus Salary	7,077	4,394
2.01.06.04	Paid Vacations	11,198	9,646
2.01.06.05	Tax and labor contingencies	2,826	2,891
2.01.06.06	Bonuses	4,879	4,509
2.01.06.07	Commissions payable	0	0
2.01.07	Debts with Related Parties	3,941	3,247
2.01.08	Other	47,434	38,472
2.01.08.01	Salaries and remuneration	3,367	3,867
2.01.08.02	Advances from customers	2,947	4,556
2.01.08.03	Commissioned representatives	14,246	10,666
2.01.08.04	Interest on stockholders' equity	38	54
2.01.08.05	Advance billings	3,914	2,616
2.01.08.06	Directors' profit share	2,255	0
2.01.08.07	Other accounts payable	544	246
2.01.08.08	Services to be billed	18,353	14,697
2.01.08.09	Contracted payments to creditors	1,770	1,770
2.02	Long-Term Liabilities	187,056	157,393
2.02.01	Loans and Financing	167,298	137,635
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Related Parties	0	0
2.02.05	Other	19,758	19,758
2.02.05.01	Employee benefits	19,758	19,758
2.03	Deferred Income	0	0
2.05	Stockholders' Equity	239,733	216,685
2.05.01	Paid-In Share Capital	130,000	130,000
2.05.02	Capital Reserves	1,445	1,445
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Parent Assets	0	0
2.05.03.02	Subsidiaries/Associated Companies	0	0
2.05.04	Profit Reserves	85,742	85,742

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.02 – BALANCE SHEET – LIABILITIES (R$ '000)

1 - CODE	2 – DESCRIPTION	3 -9/30/2002	4 – 6/30/2002
2.05.04.01	Legal Reserve	19,396	19,396
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Reserve for Contingencies	0	0
2.05.04.04	Realizable Income	0	0
2.05.04.05	Retained Income	0	0
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Income Reserves	66,346	66,346
2.05.04.07.01	Reserve for Capital Increase	43,131	43,131
2.05.04.07.02	Reserve for Repurchase of Shares	12,223	12,223
2.05.04.07.03	Reserve for Payment of Dividends	10,992	10,992
2.05.05	Accumulated Profits/Losses	22,546	(502)

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

03.01 – INCOME STATEMENT (R$ '000)

1 - CODE	2 – DESCRIPTION	3 – 7/1/2002 – 9/30/2002	4 - 1/1/2002 – 9/30/2002	5 - 7/1/2001 – 9/30/2001	6 - 1/1/2001 – 9/30/2001
3.01	Gross Revenues from Sales and/or Services	296,518	760,309	201,668	591,727
3.02	Deductions from Gross Revenues	(26,178)	(73,880)	(20,405)	(62,603)
3.03	Net Revenues from Sales and/or Services	270,340	686,429	181,263	529,124
3.04	Cost of Goods and/or Services Sold	(175,218)	(494,125)	(128,246)	(381,258)
3.05	Gross Operating Profit	95,122	192,304	53,017	147,866
3.06	Operating Revenues/Expenses	(57,854)	(139,127)	(21,782)	(65,775)
3.06.01	Commercial and Sales Expenses	(16,550)	(39,115)	(11,263)	(32,459)
3.06.02	General and Administrative Expenses	(9,549)	(23,023)	(6,856)	(18,127)
3.06.02.01	Administrative Expenses	(8,235)	(19,925)	(6,085)	(16,170)
3.06.02.02	Management Remuneration	(1,314)	(3,098)	(771)	(1,957)
3.06.03	Net Financial Income	(36,373)	(55,171)	(1,249)	(3,295)
3.06.03.01	Financial Income	65,376	94,523	18,699	37,395
3.06.03.02	Financial Expenses	(101,749)	(149,694)	(19,948)	(40,690)
3.06.04	Other Operating Revenues	0	0	0	110
3.06.05	Other Operating Expenses	(3,320)	(5,529)	(1,210)	(3,574)
3.06.06	Equity Pick-Up Income	7,938	(16,289)	(1,204)	(8,430)
3.06.06.01	Currency Losses in Argentine Subsidiaries	(18,468)	(68,317)	0	0
3.06.06.02	Other Results from Subsidiaries	18,210	28,663	0	0
3.06.06.03	Currency Effect of Argentine Investments	8,196	23,365	0	0
3.07	Operating Income	37,268	53,177	31,235	82,091
3.08	Non-Operating Income	(86)	(161)	(139)	(97)
3.08.01	Revenues	1	33	145	270
3.08.02	Expenses	(87)	(194)	(284)	(367)
3.09	Income before Tax/Profit Sharing	37,182	53,016	31,096	81,994
3.1	Provision for Income Tax and Social Contributions	(10,708)	(25,502)	(11,587)	(31,389)
3.11	Deferred Income Tax	1,129	3,787	1,315	3,450
3.12	Profit Sharing/Statutory Contributions	(4,555)	(8,755)	(2,878)	(7,748)

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

03.01 – INCOME STATEMENT (R$ '000)

1 - CODE	2 – DESCRIPTION	3 – 7/1/2002 – 9/30/2002	4 - 1/1/2002 – 9/30/2002	5 - 7/1/2001 – 9/30/2001	6 - 1/1/2001 – 9/30/2001
3.12.01	Profit Sharing	(4,555)	(8,755)	(2,878)	(7,748)
3.12.01.01	Directors and Employees	(4,555)	(8,755)	(2,878)	(7,748)
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on Stockholders' Equity	0	0	0	0
3.15	Net Income/Loss for Period	23,048	22,546	17,946	46,307
	SHARES OUTSTANDING (excl. Treasury Stock) ('000)	82,074	82,074	82,074	82,074
	NET INCOME PER SHARE	0.28082	0.27470	0.21866	0.56421
	NET LOSS PER SHARE				

04.01 - EXPLANATORY NOTES

1. **Operating context**

The Company's object is the manufacture and sale of buses, vehicles, vehicle bodies, auto parts, agricultural and industrial machinery, importing and exporting, also being authorized to hold stakes in other companies.

2. **Presentation of financial statements**

The financial statements were elaborated on the basis of accounting practices derived from Brazilian Corporate Law, as well as the regulations of the Brazilian Securities and Exchange Commission (CVM).

Description of principal accounting practices

a. Financial applications

Registered at cost plus income accrued until the date of the balance sheet, provided that this does not exceed market value.

b. Provision for doubtful credits

Constituted for an amount considered sufficient to meet eventual losses arising from the realization of accounts receivable.

c. Inventories

Valued at the average cost of purchase or production, provided that these do not exceed market value.

d. Investments

Investments in subsidiaries were valued using the equity pick-up method. The goodwill incurred in the acquisition of investment will be amortized over a 5-year period, in accordance with estimates of future profitability established in the report by independent auditors. Other investments were valued at the corrected cost less a provision for currency devaluation.

e. Investments in foreign companies

The criteria for determining the net income within the financial statements of companies outside Brazil, where these diverge from accounting principles adopted within Brazil, have been duly adjusted, taking into account the relevance of the data in question. The conversion of the same financial statements to Brazilian currency was made in accordance with the terms of CVM Circular N°. 28/86.

f. Fixed assets

Recorded at cost of acquisition, formation or construction. Depreciation is calculated by the straight line method at rates that take into consideration the useful life of the asset.

g. Deferred assets

This refers predominantly to spending on the development and installation in new markets outside Brazil of operational units that are being amortized over the expected periods for future benefits, using the straight line method.

h. Rights and obligations

Corrected for exchange rate variation and financial charges in accordance with the terms of contracts in force, in such a way as to reflect values incurred up to the date of the balance sheet.

i. Income tax and social contributions

Income tax - Calculated at a rate of 15% on taxable income plus an additional rate of 10%.

Social contribution - Calculated at a rate of 9% on the adjusted accounting net income.

Deferred income tax and social contributions are recorded as current assets and long-term assets and liabilities, as per Explanatory Note N°. 13.

j. Inflationary effects

Monetary correction was applied to the items of long-term assets and stockholders' equity until December 31, 1995, when, in accordance with Law N°. 9,249/95, the monetary correction of balance sheets was revoked in accordance with Brazilian corporate law.

3 Consolidated financial statements

The consolidated financial statements include the financial statements of Marcopolo S.A. and its subsidiaries, listed below:

Consolidated companies

	% Stake	
Name of subsidiary	**Direct**	**Indirect**
Marcopolo Distribuidora de Peças Ltda.	99.99	0.01
Marcopolo Trading S.A.	99.99	0.01
MVC - Componentes Plásticos Ltda.	99.99	0.01
Marcopolo South Africa Pty. Ltd. (1)	-	100.00
Marcopolo International Corporation (1)	100.00	-
Ilmot International Corporation S.A. (1)	-	100.00
Marcopolo Indústria de Carroçarias S.A (1)	-	100.00
Polo Serviços em Plásticos Ltda.	99.00	1.00
Marcopolo Latinoamérica S.A. (1)	99.99	0.01
Ciferal Indústria de Ônibus Ltda.	99.99	0.01
Polomex S.A. de C.V. (1)	3.61	70.39
Laureano S.A. (1)		100.00
Superpolo S.A. (1) (2)		50.00

(1) Foreign Subsidiary
(2) Pro-rata Consolidation

Description of the principal consolidation procedures

a. Elimination of balances in asset and liability items between consolidated companies.

b. Elimination of stakes in the capital, reserves and accumulated profits of subsidiaries;

c. Elimination of revenue/expense balances, as well as unrealized income, arising from inter-company transactions.

d. Highlighting of the size of holdings by minority shareholders in the consolidated financial statements.

04.01 - EXPLANATORY NOTES

The reconciliation of the net income for the period and the stockholders' equity is shown below:

	Net Income		Stockholders' Equity	
	9/30/2002	6/30/2002	9/30/2002	6/30/2002
Parent	22,546	(502)	239,733	216,685
Realization of income earned by the parent company in transactions with subsidiaries, net of income tax and social contributions	4,916	4,916		
Elimination of income earned by the parent company in transactions with subsidiaries, net of income tax and social contributions	(8,915)	(5,944)	(8,915)	(5,944)
Consolidated	18,547	(1,530)	230,818	210,741

4 Financial Applications

	Parent		Consolidated	
	9/30/2002	6/30/2002	9/30/2002	6/30/2002
Brazilian currency				
Interbank CDs (*)	199,117	77,891	212,539	88,001
Foreign currency				
Fixed income	-	-	28,103	30,060
Other	-	-	-	-
	199,117	77,891	240,642	118,061

(*) Yields linked to the variation in the Interbank Certificate of Deposit.

04.01 – EXPLANATORY NOTES

5 Accounts receivable from clients

	Parent		Consolidated	
	9/30/2002	6/30/2002	9/30/2002	6/30/2002
Current Assets:	95,821	106,131	171,157	133,475
Domestic Market	201,276	136,485	280,456	199,392
External Market				
Less				
Discounted bills of exchange	(120,552)	(66,451)	(123,182)	(70,736)
Provisions for doubtful credits	(6,950)	(6,133)	(22,118)	(14,703)
	169,595	170,032	306,313	247,428
Long-Term Assets:				
Internal Market	-	-	15	-
External Market	4,179	3,051	76,901	53,317
Less:				
Provisions for doubtful credits	-	-	(9,175)	(3,845)
	4,179	3,051	67,741	49,472
	173,774	173,083	374,054	296,900

6 Inventories

	Parent		Consolidated	
	9/30/2002	6/30/2002	9/30/2002	6/30/2002
Finished products	13,825	14,471	20,558	18,458
Semi-finished products	9,760	6,360	18,979	13,653
Raw materials and auxiliary materials	34,394	32,161	69,016	64,627
Merchandise	96	217	9,886	7,246
Advances to suppliers and others	2,789	4,743	3,911	5,901
	60,864	57,952	122,350	109,885

7 Investments

	Parent		Consolidated	
	9/30/2002	6/30/2002	9/30/2002	6/30/2002
In subsidiaries	120,302	101,946	-	-
Goodwill to amortize	-	-	-	-
Other investments	931	931	1,106	1,215
	121,233	102,877	1,106	1,215

Investments in subsidiaries are shown in the table below:

	Marcopolo Distrib de Peças Ltda.	Marcopolo Trading S.A.	Marcopolo Latinoamérica S.A. (1)	MVC Compo Plastico Ltda.	Ciferal Ind de Ônibus Ltda.	Polo Serv. Emplast Ltda.	Polomex S.A. de C.V. (1)	Marcopolo International Corp. (1)	Total 9/30/2002	Total 6/30/2002
Investment data										
Paid-in share capital	4,000	1,000	1,565	22,000	79,000	500	31,915	58,606		
Adjusted stockholders' equity	4,754	4,760	(6,773)	24,868	63,330	737	32,566	27,896		
Shares or quotas held	1	3,450,103	2,878	1	499,953	1	3,011,659	50,000		
% Stake	99.99	99.99	99.99	99.99	99.99	99.00	3.61	100.00		
Net income (loss) for fiscal year	1,272	(129)	(48,671)	1,757	2,610	149	1,664	(10,812)		
Changes in investments										
Opening balances:										
By equity value	3,482	4,889	(30,623)	23,107	60,719	583	738	23,058	85,953	85,953
Adjustments to previous fiscal years - pension scheme										
Paying in of capital			50,638						50,638	40,220
Dividends/income received										
Capital reduction										
Currency losses in subsidiaries – Argentina			(45,970)					(22,347)	(68,317)	(49,849)
Net equity pick-up income	1,272	(129)	780	1,758	2,610	147	438	21,788	28,663	10,453
Equity pick-up income - Argentine currency effect			18,402					4,963	23,365	15,169
Closing balances										
By equity value	4,754	4,760	(6,773)	24,865	63,329	730	1,176	27,462	120,302	101,946

(1) Foreign subsidiary

8 Property, plant and equipment

	(Average) Rate of Depreciation (% per year)	Parent		Consolidated	
		9/30/2002	6/30/2002	9/30/2002	6/30/2002
Buildings	4	34,257	34,205	71,695	67,535
Machinery and equipment	10	59,112	56,152	119,253	102,391
Installations	10	27,438	27,523	36,312	34,981
Personalty and tools	10	3,608	3,493	6,143	5,477
Vehicles	10	1,741	1,741	3,163	2,931
Computing equipment	10	11,865	12,286	12,808	13,592
Other fixed assets	10 to 20	1,266	1,279	4,646	5,225
Accumulated depreciation		(86,436)	(85,507)	(117,154)	(111,307)
Land		6,858	6,858	14,725	14,928
Work in progress		6,585	2,284	9,437	4,000
Advances to suppliers		-	285	182	285
		66,294	60,599	161,210	140,038

9 Deferred Assets

	(Average) Rate of Depreciation (% per year)	Parent		Consolidated	
		9/30/2002	6/30/2002	9/30/2002	6/30/2002
Development and installation of units	20	632	632	14,222	12,566
Goodwill to be amortized	20	-	-	24,172	24,172
Accumulated depreciation		(450)	(425)	(12,607)	(10,983)
		182	207	25,787	25,755

The amount of the goodwill paid for the shares of subsidiary, Ciferal Indústria de Ônibus Ltda. is being amortized over a 5-year period, based on an estimate of the future profitability of the same company.

10 Related Parties

The balances and transactions with related parties are shown in the table below:

	Marco-polo Distrib de Peças Ltda.	Marco-polo Trading S.A.	MVC Compo Plastico Ltda.	Ilmot Int. Corp. S.A.	Marco-polo Ind de Carroçarias S.A.	Super-polo S.A.	Marco-polo South Africa (Pty) Ltda.	Polo Serv. Em-plast Ltda.	Marco-polo Intern. Corp.	Polomex S.A. de C.V.	Ciferal Ind de Ônibus Ltda.	Marco-polo Latino américa S.A.	Total 9/30/2002	Total 6/30/2002
Balance														
Loans and cash	(3,354)	2,334	66	(18)	-	113	-	(568)	50,987	-	183	373	50,116	33,826
Accounts receivable	1	18,749	2	23,042	1,905	-	738	-	81,097	5,516	4,416	-	135,466	85,258
Accounts payable	116	-	409	-	-	277	-	952	-	-	2	-	1,756	1,829
Purchases of goods and services	1,413	-	9,822	-	-	-	-	9,867	-	-	3,580	2,411	27,093	17,998
Sales of goods and services	-	2	36	54,245	1,937	158	2,413	-	65,263	6,707	14,614	22,560	167,935	106,206
Financial Expenses	277	1	2	3	-	-	-	60	-	-	7	-	350	185
Financial Income	7	413	10	-	-	3	-	-	1,235	-	154	604	2,426	1,669

ꞌbservations:
ꞌurrent item balances are subject to monetary correction by the change in the Interbank CD rate.
ꞌperations involving purchases and sales of goods and/or services are carried out on the basis of prices and deadlines equivalent to transactions involving unrelated third arties.

11 Loans and financing

	Parent 9/30/2002	Parent 6/30/2002	Consolidated 9/30/2002	Consolidated 6/30/2002
Brazilian Currency				
Fixed Assets				
FINAME	1,834	2,159	5,567	6,326
Working capital	-	-	-	-
Advance currency contracts	58,628	28,249	66,008	28,249
Foreign Currency				
Working capital	45,366	19,135	209,556	161,497
Advance currency contracts	224,271	151,738	224,271	151,738
	330,099	201,281	505,402	347,810
Portion to be amortized in short term classified as a current liability	162,801	63,646	259,394	159,762
Long-term liabilities	167,298	137,635	246,008	188,048

Loans in Brazilian currency mature by December 2006, while those in foreign currency mature by May 2006. These are subject to the following charges:

a. Loans in Brazilian currency are subject to interest of up to 5.5% per year plus monetary correction calculated on the basis of the change in the URTJ, TJLP and UMBNDS;

b. Working capital in foreign currency is subject to interest varying from 3.1% to 9.2% per year;

c. Advance foreign exchange contracts are subject to interest varying from 2.8% to 8.0% per year plus the change in the US$/R$ exchange rate;

d. Export financing is subject to interest of 3.75% per year plus the change in LIBOR.

Guarantees were provided for the above loans and financing in the form of sureties and chattel mortgages on the assets subject to funding.

12 Provisions for contingencies

The company is involved in judicial proceedings regarding the legality of certain taxes and labor claims. The estimated loss has been provisioned on the basis of the opinion of its legal advisers. Monetary correction of these provisions has been offset against the item 'other operating expenses'.

13 Deferred income tax and social contributions

Deferred income tax and social contributions are recorded in such a way as to reflect the future fiscal effects attributable to temporary differences between the fiscal basis for assets and liabilities and their respective accounting values. The accounting value of deferred fiscal assets is subject to revision on an annual basis, with no adjustments made on account of these revisions.

Income tax and social contributions arise from the following sources:

	Parent		Consolidated	
	9/30/2002	6/30/2002	9/30/2002	6/30/2002
Long-term liabilities				
Provision for technical assistance	1,707	1,639	1,707	1,639
Provision for commissions	2,120	1,225	2,334	1,439
Other provisions	416	416	436	462
Provision for statutory profit sharing	2,231	1,621	2,297	1,697
Provisions for labor indemnities	961	983	1,077	1,365
Provisions for doubtful debtors	670	670	670	670
Provisions for contingencies	1,041	1,107	2,475	2,249
Fiscal loss on income tax Negative basis for social contributions	-	-	15,710	15,710
	9,146	7,661	26,706	25,231

The reconciliation of the expenses calculated by applying the combined tax rates and expenses with income tax and social contributions debited against net income is shown in the following table:

	Parent		Consolidated	
	9/30/2002	6/30/2002	9/30/2002	6/30/2002
Net income for income tax and social contributions	53,016	15,834	51,491	15,588
Combined tax rate	34%	34%	34%	34%
Income tax and social contribution by the combined tax rate	18,025	5,384	17,507	5,300
Permanent additions				
Non-deductible expenses	3,690	6,752	5,994	7,292
Permanent exclusions				
Tax-exempt revenues	-	-	-	-
Income tax and social contribution in the net income for the relevant fiscal year	21,715	12,136	23,501	12,592
Effective tax rate	40.96%	76.64%	45.64%	80.78%

14 Share capital (parent)

The company has an authorized share capital of 2,000,000,000 shares, of which 800,000,000 common shares and 1,200,000,000 preferred shares, all in book entry form and without par value. On September 30, 2002 and 2001, the fully subscribed and paid-in share capital consisted of 82,073,858 book entry shares, of which 38,490,512 common shares and 43,583,346 preferred shares without par value. The preferred shares do not carry voting rights and have pre-emptive rights to dividends that are at least 10% (ten per cent) higher than those attributable to common shares, in accordance with the terms of Item I of Art. 17 of Law N°. 6,404/76, with the new text given in Law N°. 9,457/97. The Company's By-Laws provide for the distribution of a minimum dividend of 25% of the net income for the fiscal year, adjusted in accordance with the terms of Art. 34 of the same By-Laws and Art. 202 of Law N°. 6,404/76, as well as the formation of a reserve for future capital increases, the payment of interim dividends and the purchase of the Company's own shares, with a view to ensuring adequate operating conditions and guaranteeing continuity in the annual distribution of dividends.

15 Financial Instruments

In accordance with CVM Directive N°. 235/95, the accounting balances and market values of the financial instruments included in the balance sheet as of September 30, 2002, are identified as follows:

	Parent		Consolidated	
Description	**Accounting balance**	**Market Value**	**Accounting balance**	**Market Value**
Cash and bank deposits	4,287	4,287	16,900	16,900
Financial investments	199,117	199,117	240,642	240,642
Tax credits receivable	36,945	36,945	48,777	48,777
Loans receivable	54,057	54,057	-	-
Investments:				
Valued at cost				
Unlisted	931	931	1,106	1,106
Valued by the equity pick-up method				
Unlisted	120,302	120,302	-	-
Loans and financings				
In domestic currency	60,462	60,462	71,575	71,575
In foreign currency	269,937	272,625	433,827	436,815
Deferred tax credits for recovery	9,146	9,146	26,706	26,706

Criteria, premises and limitations used in the calculation of market values

a. Cash and financial applications

Current account balances and financial applications in bank accounts have market values that are identical to their accounting balances.

b. Loans receivable/payable

Market values are identical to their accounting values since there are no similar instruments in existence and the operations in question are with subsidiaries.

c. Recoverable/deferred taxes

The market values of these instruments are identical to their accounting values, since recoverable taxes correspond to short-term advances and deferred taxes refer, essentially, to credits for future compensation++, arising from provisions that are temporarily non-deductible and tax losses in the subsidiary.

d. Investments

The market values for investments are identical to accounting balances, since these are unlisted instruments.

e. Loans and financings

The market values of financings were calculated on the basis of their present value, derived from future cash flows and using interest rates applicable to instruments of a similar nature, maturity and risk profile, or on the basis of the market prices of these securities.

The market values of BNDES/FINAME financings are identical to the accounting balances, as there are no similar instruments with comparable maturities and interest rates.

f. Derivatives

Marcopolo S.A. has a policy of eliminating all country market risk, avoiding positions that are exposed to fluctuations in market values, and only operating with instruments that allow risk control. Most derivative contracts relate to swap operations, with all contracts registered with the BM&F (Brazilian Futures Exchange) and linked to fixed interest rates. BM&F futures contracts on the U.S. dollar are principally used as instruments for hedging advance currency contracts and foreign client exposure. The Company does not anticipate any losses on these operations.

g. Limitations

Market values were estimated at a specific point in time, based on 'relevant market information'. Changes in assumptions could affect the estimates presented.

16 Insurance cover

As of September 30, 2002, the Company had insurance cover against fire and miscellaneous risks for fixed assets and inventory, for values considered sufficient to cover eventual losses.

17 Sureties, guaranties and guarantees

As of September 30, 2002, the Company had granted sureties and/or guaranties for client funding operations amounting to R$ 134.757 million, of which R$ 36.407 million relating to clients in Argentina. All the sureties have as counterparty a guarantee for the respective financed assets, as well as personal guarantees (sureties) granted by the partners of the client companies.

18 Employee share of profits and net income

For the fiscal year 2002, in accordance with the terms of Law N°. 10,101 of December 19, 2001, the directors chose to provision for employee shares of profits and net income.

Employee shares were calculated in accordance with the terms of the Marcopolo Efficiency/Targets Program (EFIMAR) of April 1, 2002, approved by the labor union for the sector.

19 Devaluation of the Argentine Peso

a) The financial statements of subsidiaries located in Argentina, used to apply the equity pick-up method and for consolidation (Notes 3 and 7), were adjusted for the effects of the 'pesoization' and devaluation of the domestic currency against the U.S. dollar. This led the Company to record a loss for the first nine months of 2002 of R$ 44.952 million, with a loss of R$ 68.317 million relating to foreign exchange losses registered by the subsidiaries and a profit of R$ 23.365 million relating to currency gains (Peso x US$ currency effect) on the investments that the Company holds in the same subsidiaries.

b) Accounts receivable from clients located in Argentina.

	Argentine subsidiaries	Parent and non-Argentine subsidiaries
Short-term accounts receivable	27,692	
Long-term accounts receivable	6,572	68,304
Provision for doubtful debtors	(13,768)	(9,175)
	20,496	59,129

The provision for doubtful credits represents the Directors' best estimate related to the realization of accounts receivable from clients and subsidiaries located within Argentina. On July 5, 2002, the Brazilian and Argentine governments signed a 'Reciprocal Credit Agreement' (CCR) covering the renegotiation of overdue debts of Argentine importers with Brazilian exporters. This agreement was implemented by Article 3 of Brazilian Central Bank Circular N°. 3,158 of October 23, 2002. Brazilian Central Bank Communiqué N°. 10,325 in turn established the procedures for identifying credits qualifying for renegotiation, regarding Brazilian exports to Argentina. The Company is preparing the information in accordance with the legal texts cited above, and is in the process of renegotiating the form, amount and deadlines for the receipt of these credits.
Since it is not currently possible to determine the maturity dates for U.S. dollar credits, the Directors decided to maintain the reclassification of these accounting credits as long-term assets

c) Marcopolo's Directors are executing a plan to restructure the Company's Argentine subsidiaries with a view to maintaining operational continuity in these. This action plan includes:

- The capitalization of funds;
- Operational restructuring to reduce costs;
- Corporate reorganization;

20 Public Announcement

On September 25, 2002, the members of Marcopolo S.A.'s Board of Directors met at the Company's headquarters and decided to increase its paid-in share capital from R$ 130,000,000 (one hundred and thirty million Brazilian reais), split into 38,490,512 (thirty eight million, four hundred and ninety thousand, five hundred and twelve) common shares and 43,583,346 (forty three million, five hundred and eighty three thousand, three hundred and forty six) preferred shares to R$ 225,454,547.65 (two hundred and twenty five million, four hundred and fifty four thousand, five hundred and forty seven Brazilian reais and sixty five centavos) divided into 42,703,218 common and 69,673, 671 preferred shares all registered, in book entry form and without par value, within the limits of the authorized capital established in the Company's By-Laws.

04.01 - EXPLANATORY NOTES

On October 2, 2002, in accordance with the minutes of the meeting of the Board of Directors, approval was granted for the subscription in full of the Company's capital increase, amounting to R$ 95,454,547.65, through the issue for public subscription of 4,212,706 (four million, two hundred and twelve thousand, seven hundred and six) common shares in book entry form, and 26,090,325 (twenty six million, ninety thousand, three hundred and twenty five) preferred shares in book entry form, all without par value, at an issue price of R$ 3.15 per common share and R$ 3.15 per preferred share.

05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

MARCOPOLO CGC MI NO. 88.611.835/0001-29	MANAGEMENT REPORT - 3RD QUARTER OF 2002

SECTOR PERFORMANCE

Output by the Brazilian bus body industry during the 3rd quarter of 2002 (3Q02) grew by 10.7% compared with the same period of the previous year. Production of all models increased, with a total of 5,877 units produced (5,310 units were produced in 3Q01). This strong performance was achieved despite the adverse global environment, the sensitivity of the domestic market to the political situation and the behavior of the Brazilian real with regard to the U.S. dollar. For the 1st nine months of the year, output amounted to 15,901 units, an increase of 1.3% relative to the 15,695 units produced in the 1st nine months of 2001.

BRAZILIAN PRODUCTION OF BUS BODIES

Model	3RD QUARTER			JAN-SEP CUMULATIVE		
	2002	2001	2000	2002	2001	2000
Long-Distance	1,410	1,247	1,271	3,183	3,671	3,769
Urban	3,240	3,079	2,585	9,255	9,022	6,893
Microbuses	769	691	1,216	2,007	2,287	2,553
Minibuses (1)	458	293	-	1,456	715	-
TOTAL (2 and 3)	**5,877**	**5,310**	**5,072**	**15,901**	**15,695**	**13,215**

Sources: FABUS and SIMEFRE

Notes:

(1) **Production data for bodies for minibuses have only been published since 2001;**
(2) **Totals also include output by producers that are not affiliated with FABUS: Induscar (ex-Caio), Neobus and Maxibus.**
(3) **From 2001 onwards, units exported in KD (unassembled) form were included in output figures.**

PERFORMANCE OF MARCOPOLO

1. Production and Market Share

Marcopolo again reported an outstanding performance during 3Q02. Production from plants located within Brazil (including Ciferal) amounted to 3,517 units, an increase of 21.0% relative to the same period of 2001.

05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

The 10,484 units manufactured during the first nine months of the year (9M02) represented growth of 16.5% relative to the 9,001 units produced in 9M01. When compared with the performance of the sector and the Brazilian economy as a whole, this may be regarded as a good performance. Production and market share data for Marcopolo are presented in the tables below:

MARCOPOLO – CONSOLIDATED PRODUCTION OF BUS BODIES WITHIN BRAZIL

MODEL	3RD QUARTER			JAN-SEP CUMULATIVE		
	2002	2001	2000	2002	2001	2000
Long-Distance	962	667	464	2,252	2,054	1,715
Urban	1,382	1,244	1,230	4,151	4,025	3,222
Microbuses	383	356	575	996	956	1,174
Minibuses	210	101	-	654	243	-
Subtotal	**2,937**	**2,368**	**2,269**	**8,053**	**7,278**	**6,111**
Volare and Minivans (2)	580	538	636	2,431	1,723	1,993
TOTAL	**3,517**	**2,906**	**2,905**	**10,484**	**9,001**	**8,104**

MARCOPOLO – PRODUCTION ASSIGNED TO THE DOMESTIC MARKET

MODEL	3RD QUARTER			JAN-SEP CUMULATIVE		
	2002	2001	2000	2002	2001	2000
Long-Distance	295	328	130	839	861	656
Urban (1)	797	802	914	2,358	2,601	2,728
Microbuses	293	252	465	775	688	956
Minibuses (1)	208	101	-	649	242	-
Subtotal	**1,593**	**1,483**	**1,509**	**4,621**	**4,392**	**4,340**
Volare and Minivans (2)	569	300	621	2,393	1,462	1,954
TOTAL	**2,162**	**1,783**	**2,130**	**7,014**	**5,854**	**6,294**

05.01 – COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

MARCOPOLO – PRODUCTION ASSIGNED TO THE EXTERNAL MARKET

MODEL	3RD QUARTER			JAN-SEP CUMULATIVE		
	2002	2001	2000	2002	2001	2000
Long-Distance	667	339	334	1,413	1,193	1,059
Urban (1)	585	442	316	1,793	1,424	494
Microbuses	90	104	110	221	268	218
Minibuses (1)	2	-	-	5	1	-
Subtotal	**1,344**	**885**	**760**	**3,432**	**2,886**	**1,771**
Volare and LCVs (2)	11	238	15	38	261	39
TOTAL	**1,355**	**1,123**	**775**	**3,470**	**3,147**	**1,810**

Notes:

1. **(1) Production data for CIFERAL is included in the output tables for Marcopolo;**
2. **(2) The Volare and LCV units are included in the output tables for Marcopolo merely in order to promote understanding of the wide range of the Company's products and production capacity, as well as since revenue from these units is included in net revenues. Production data for these vehicles is not submitted to FABUS and is not included either in production data for bus bodies or in Marcopolo's market share or sector production, as 'Volare' is a complete vehicle and since the LCV is a vehicle for transporting freight.**

MARCOPOLO'S CONSOLIDATED SHARE OF BRAZILIAN PRODUCTION (%)

MODEL	3RD QUARTER			JAN-SEP CUMULATIVE		
	2002	**2001**	**2000**	**2002**	**2001**	**2000**
Long-Distance	68.2	53.5	36.5	70.8	56.0	45.5
Urban	42.7	40.4	47.6	44.9	44.6	46.7
Microbuses	49.8	51.5	47.3	49.6	41.8	46.0
Minibuses	45.9	34.5	-	44.9	34.0	-
TOTAL	**50.0**	**44.6**	**44.7**	**50.6**	**46.4**	**46.2**

Sources: FABUS and SIMEFRE
NB: Volare and LCV output is not included in market share calculations.

2. Consolidated Financial Performance - Highlights

The table below shows the principal performance indicators for Marcopolo. In order to aid understanding, due to the material one-off impact arising from the Company's operations in Argentina, indicators are shown **with** and **without** the operations of that country. Revenues, costs and gross operating income were also affected by the significant volume of chassis sold as part of the 'Volare' range, as well as within complete buses. Relevant comments are made throughout this report.

PRINCIPAL INDICATORS	**2002**			
- R$ millions	**without Argentina**		**with Argentina**	
	3Q	**Jan-Sep**	**3Q**	**Jan-Sep**
Gross revenues **(see item 3)**	542.9	1,120.0	546.9	1,125.0
Gross operating income **(see item 4)**	135.2	266.4	135.5	268.1
Operating expenses	(38.0)	(90.3)	(51.7)	(107.2)
Net financial income **(see item 6)**	(41.6)	(66.7)	(55.9)	(132.6)
Financial income	70.2	105.8	72.7	108.9
Financial expenses	(111.8)	(172.5)	(110.1)	(173.2)
Expenses from currency variation in Argentina	-	-	(18.5)	(68.3)
Effect of currency variation on Argentine investments	-	-	8.2	23.4
Net operating income	55.6	109.4	36.1	51.7
Net Income	39.6	76.3	20.1	18.6
EBITDA	81.0	170.9	90.4	179.0
EBITDA/Net Revenues	14.9%	15.3%	16.5%	15.9%

3. Consolidated Net Revenues

Net internal market revenue for 3Q02 grew from R$ 106.5 million to R$ 139.9 million, representing a 31.4% increase relative to 3Q01. This increase in revenues was due (i) to an increase in sales volumes of all models, (ii) significant growth in sales volumes of chassis.

Revenues from foreign operations reached R$ 407.0 million, against R$ 180.3 million during the same period of last year. This growth was based on: (i) sales volumes for complete vehicles, including chassis, (ii) growth in revenues deriving from the exports of completely disassembled units (CKD), as well as auto parts and services, (iii) exchange rate adjustments to the revenues of foreign subsidiaries (R$ 135.2 million in 3Q02).

05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

9M02 revenues amounted to R$ 1,125.0 million, representing growth of 46.3% with regard to the figure of R$ 768.8 million recorded for the same period of 2001. Notable during the period was the growth in export revenues, as well as revenues from foreign subsidiaries. This growth was principally influenced by (i) growth of R$ 26.1 million in the operating revenues of subsidiaries located outside Brazil, (ii) revenues of R$ 90.6 million from sales of chassis and (iii) R$ 155.9 million in correction to revenues from subsidiaries due to the devaluation of the Brazilian real during the period January-September 2002. The importance of foreign operations may be observed from the following table:

REVENUES: Markets of origin Consolidated Data - R$ million	3RD QUARTER		JAN-SEP	
	2002	2001	2002	2001
Brazilian revenues	139.9	106.5	412.7	329.1
Export and foreign revenues	407.0	180.3	712.3	439.7
TOTAL	546.9	286.8	1,125.0	768.8
Ratio of Foreign to Total Sales (%)	**74.4**	**62.9**	**63.3**	**57.2**

4. Gross Operating Income

The tables below show the gross operating income calculated in accordance with Brazilian corporate law and adjusted to reflect the effects of exchange rate correction on foreign operations and sales of chassis. It may be observed that during the nine month period, January-September 2002, gross operating margin rose from 28.8% to 31.3%.

Company Results (before adjustments) R$ '000	PARENT		CONSOLIDATED	
	JAN - SEP 2002	JAN - SEP 2001	JAN - SEP 2002	JAN - SEP 2001
Net Operating Revenue	686,429	529,124	1,125,073	768,823
Cost of Products and Services Sold	(494,125)	(381,258)	(856,952)	(560,401)
Gross Operating Income	192,304	147,866	268,121	208,422
Gross Margin (%)	28.0	27.9	23.8	27.1

05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

Adjusted Results (1) R$ '000	PARENT		CONSOLIDATED	
	JAN - SEP 2002	JAN - SEP 2001	JAN - SEP 2002	JAN - SEP 2001
Net Operating Revenue w/o Chassis	616,145	484,727	808,294	707,203
Cost of Products and Services Sold	(423,841)	(336,861)	(555,504)	(503,690)
Gross Operating Income	192,304	147,866	252,790	203,513
Normalized Gross Margin (%)	31.2	30.5	31.3	28.8

Note: the 'adjusted results' exclude revenues and costs arising from (i) exchange rate correction of foreign subsidiaries and (ii) the effect of sales of chassis by the parent and its subsidiaries.

5. Consolidated Operating Expenses

In 3Q02, total consolidated Sales, General and Administrative Expenses amounted to R$ 59.3 million, or 10.8% of net operating revenues. For the same period of the previous year, these expenses amounted to R$ 36.4 million, or 12.7% of net operating revenues. *We would point out that in drawing up financial statements for 3Q01, Administrative Expenses were reduced by R$ 6.7 million due to the incorrect recording of values during the first six months of 2001. Of this adjustment, R$ 5.5 million was reclassified as 'costs of goods and services sold' and R$ 1.2 million as 'sales expenses'.* For the cumulative nine-month period, January-September 2002, Sales, General and Administrative Expenses amounted to R$ 117.3 million, or 10.4% of net operating revenues, while for the same period of the previous year, these expenses amounted to R$ 112.9 million, or 14.7% of cumulative net operating revenues, including sales of chassis.

6. Net Financial Income

During 3Q02, the **parent company** recorded net financial expenses of R$ 36.4 million *(financial income of R$ 101.7 million and financial expenses of R$ 65.3 million)*, with this figure significantly affected by the effect of the variation in the Brazilian real/U.S. dollar exchange rate (which devalued from R$ 2.85 per $1 at the end of June to R$ 3.89 per US$1 on September 30) on funds raised through advance currency contracts (ACCs) and pre-payments. Despite this, the impact of exchange rate variation was directly offset by currency gains (R$ 27.4 million) recorded as export revenues.

Net **consolidated** financial expenses for 3Q02 amounted to R$ 55.9 million (*financial income of R$ 72.7 million and financial expenses of R$ 128.6 million)*, which is better explained by the following table, and which was affected by the impact of exchange rate variation on the parent net income, as well as by a further R$ 18.5 million, arising from the devaluation of the Argentine peso against the U.S. dollar, principally on account of the liabilities of the Company's Argentine subsidiaries.

05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

The data in the following table show the effects on financial income arising from exchange rate variation during the quarter, as well as cumulative figures for the first nine months of the fiscal year.

FINANCIAL INCOME (R$ '000)	Parent		Consolidated	
	3Q02	Jan-Sep 2002	3Q02	Jan-Sep 2002
Net Financial Income	(36,373)	(55,171)	(55,918)	(132,570)
Currency gains recorded as export revenues	27,390	37,861	27,390	37,861
Currency losses in Argentina on US$-linked liabilities			18,468	68,317
Adjusted financial income	(8,983)	(17,310)	(10,060)	(26,392)

7. Consolidated Net Income

The consolidated net income for 3Q02, of R$ 20.1 million, was affected by a loss of R$ 19.5 million in the Company's Argentine subsidiaries, arising principally from the devaluation of the Argentine peso against the U.S. dollar (from $3.60 as of June 30, 2002 to R$ 3.73 as of September 30, 2002), as well as of the Brazilian real against the dollar over the same period (from R$ 2.84 to R$ 3.89), as may be seen from Table 6 of Item 6 of this report. Without the effect of Argentina, the net income figure would have been R$ 39.6 million. The cumulative net income for the first nine months of 2002 would have reached R$ 76.3 million against R$ 18.6 million for the same period of 2001.

8. *Investment activities*

During 3Q02, investments in plant, property and equipment amounted to R$ 13.4 million, of which R$ 8.2 million in the parent company and R$ 5.2 million in the subsidiaries. Resources were principally allocated to: land and buildings, machinery and equipment, tools and installations. Investments for the current fiscal year amount to R$ 31.0 million, and are intended to increase production capacity, upgrade technology and processes, and reduce costs.

9. Level 2 Corporate Governance

Starting on September 3, 2002, Marcopolo adhered to the BOVESPA's Level 2 Corporate Governance Program. This act entails a commitment by the Company to improving the financial information presented to the market, to ensuring transparency in dealings in its shares by directors and controlling shareholders, to guarantee a free float of least 25% of the shares, as well as public offers with mechanisms that favor the dispersion of capital and 'tag along' of 100% for ordinary shares and 80% for the preferred shares. In addition, the Company adhered to the Regulations of the Market Chamber of Arbitration (BOVESPA) and undertook to notify the market of any agreements between shareholders, option programs and contracts with the same financial group, as well as voting rights on certain issues that are extended to the preferred shares.

05.01 - COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Marcopolo is the first industrial company to adopt the high standards demanded by Level 2 Corporate Governance.

10. Capital Markets

10.1 Capital Increase

On October 2, Marcopolo's Board of Directors approved the capital increase for R$ 95,454,547.65, entailing the subscription and payment in full for 4,212,706 common shares and 26,090,325 preferred shares that formed the object of a public offer. The issue price for both the common and the preferred shares was set at R$ 3.15 per share. The Company's new paid-in share capital stands at R$ 225,454,547.65, composed of 42,703,218 common shares and 69,673,671 preferred shares, all registered in book entry form without par value. ***Since the financial settlement of the operation took place at the start of October, any analysis of liquidity, cash position and bank debt on September 30 should take this factor into consideration.***

10.2 Performance of Marcopolo's shares

The São Paulo Stock Exchange Index fell by 22.6% over the course of 3Q02, while Marcopolo's preferred shares rose by 2.61%. During this period, 6,144,900 of the Company's shares were traded in 514 transactions.

11. Prizes

During the 3rd quarter, Marcopolo received the following distinctions: 'The 100 Best Brazilian Companies to Work For' (7th place) by 'Exame' magazine; OHSAS 18001 Certification - Health and Occupational Safety - DNV; 'Top of Mind' (5th place) by 'Amanhã' magazine. The Company was also listed among the 'Most Ethical Brazilian Companies'.

12. Operations in Argentina

12.1 Exchange rate devaluation and its effects

The Company has already recognized losses relating to the exposure of its Argentine subsidiaries arising from the impact of the devaluation of the Argentine peso on (i) liabilities denominated in U.S. dollars, (ii) the effects of exchange rate variation on investments in that country and (iii) exposure to customers, as summarized in the following table:

LOSSES IN ARGENTINA - R$ '000	2001	1Q02	2Q02	3Q02	2002	TOTAL
Effects of currency devaluation on US$ liabilities	29,005	40,772	9,077	18,468	68,317	97,322
Effects of currency devaluation on Investments	14,425	(14,994)	(175)	(8,196)	(23,365)	(8,940)
Recognition of losses with customers	12,000	436	522	8,183	9,141	21,141
TOTAL	**55,430**	**26,214**	**9,424**	**18,455**	**54,093**	**109,523**

12.2 Exposure to the Argentine Market

As of September 30, 2002, the Parent company and its subsidiaries still held assets that were susceptible to the eventual impact of the Argentine crisis. Detailed information on this situation is presented in the following sections and relates to the following issues: (12.3) exposure of subsidiaries headquartered in Argentina and (12.4) exposure of the Parent and subsidiaries located outside Argentina to the Argentine market.

12.3 Exposure of Subsidiaries Headquartered in Argentina

The consolidated balance sheet of the subsidiaries Mapla and Laureano is presented in the following table. The assets are denominated in Argentine pesos and the liabilities in U.S. dollars. The consolidated equity of the Parent company remains subject to eventual variations in the Argentine peso and the Brazilian real against the U.S. dollar.

05.01 – COMPANY PERFORMANCE DURING THE QUARTER

Consolidated Balance Sheet for Argentine Subsidiaries
Position as of September 30, 2002 – in R$ '000

ASSETS		LIABILITIES	
Current Assets	**20,663**	**Current Liabilities**	**57,122**
Cash and equivalents	1,479	Accounts Payable	278
Accounts receivable from customers	27,692	Financial Institutions (*)	28,526
Provisions for credits and risks	(13,768)	Taxes and Social Contributions	1,947
Recoverable taxes	2,214	Related Parties (*)	26,113
Inventories	3,046	Other Accounts Payable	258
Long-Term Assets	**6,702**	**Long-Term Liabilities**	**19,408**
Fixed Assets	**4,928**	Financial Institutions (*)	17,636
Property, Plant and Equipment	2,852	Other Accounts Payable	1,772
(-) Accumulated Depreciation	(1,147)	**Stockholders' Equity**	**(44,237)**
Deferred Assets	3,223	Current Paid-In Capital	19,809
		Advances for Future Capital Increases	65,329
		Capital Reserves	421
		Profit Reserves	114
		Accumulated Profits (Losses)	(129,910)
TOTAL ASSETS	32,293	TOTAL LIABILITIES	32,293

(*) Items linked to the U.S. dollar. Other items, both assets and liabilities in Argentine pesos. Values in reais converted at $3.73 pesos per U.S. dollar and $3.89 Brazilian reais per U.S. dollar.

12.4. Exposure of Parent Company and Non-Argentine Subsidiaries to the Argentine Market

As of September 30, 2002, sureties and guaranties issued by the parent company regarding customer financing operations in the Argentine market amounted to R$ 36.4 million. The sureties have as counterpart the guarantee on the respective goods financed, in addition to personal guarantees (sureties) of the partners in the debtor companies.

The parent company and non-Argentine subsidiaries held credits in the form of accounts receivable in the Argentine market of R$ 59.1 million, net of existing provisions. Both the sureties and the value of accounts receivable are denominated in U.S. dollars, which were converted to Brazilian reais at a rate of R$ 3.89 per U.S. dollar.

05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

ITEMS	US$ '000	R$ '000
Sureties and Guaranties	9,349	36,407
Accounts receivable	15,184	59,129
Total Exposure	**24,533**	**95,536**

12.5 Actions in progress

During the fiscal year 2002, the Company has made every effort to recover its receivable assets. More recently, on July 5, 2002, the Brazilian government signed an agreement with the Argentine government for the use of the Reciprocal Credit Agreement ('CCR'), which relates to the renegotiation of overdue debts owing by Argentine importers to Brazilian exporters. This agreement was regulated by Article 3 of the Brazilian Central Bank circular N°. 3,158 of October 23, 2002. In turn, Brazilian Central Bank Circular N°. 10,325 of October 25, 2002, established the procedures for identifying credits qualifying for renegotiation with regard to Brazilian exports to Argentina. The Company is currently preparing information in accordance with the terms of the legal texts cited above, and is in the process of renegotiating the form, amount and maturities of such credits in such a way as to receive them, a development that could reduce the level of its exposure to that country.

13. Cash Flow

In order to aid understanding of the Company's financial management during the 3rd quarter and over the course of the year, we have included the following table:

CONSOLIDATED CASH FLOW (by the Company Law method - R$ '000)	3Q02	JAN-SEP 2002
Net Income for Period	20,077	18,547
Non-Cash Expenses		
-Revaluation of Foreign Fixed Assets	(14,392)	(19,728)
-Depreciation, Amortization and W/d of Fixed Assets	6,681	18,524
-Provisions for Credits at Risk	13,734	15,267
Gross Cash Flow Generation	26,100	32,610
Interest on Stockholders' Equity	(54)	(18,396)
Changes in Working Capital	(103,309)	(76,106)
Net Cash Flow from Operations	(77,263)	(61,892)
Investments		
-Acquisitions of Fixed Assets (see Item 8)	(13,384)	(31,050)

05.01 – COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

Financing Activities		
-Borrowings from Banks	210,038	227,127
Increase (Reduction) in Cash and Financial Asset Position	119,391	134,185
Cash Position at Start of Period	138,151	123,357
Cash Position at End of Period	257,542	257,542

14. Final Considerations

The Financial Statements presented above were elaborated on the basis of information and data available on September 30, 2002. Any fluctuations in exchange rates could alter future financial statements.

Caxias do Sul, November 5, 2002.

The Directors.

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 – CONSOLIDATED BALANCE SHEET – ASSETS (R$ '000)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2002	4 – 06/30/2002
1	Total Assets	1,039,646	799,544
1.01	Current Assets	749,663	554,144
1.01.01	Cash and Equivalents	16,900	20,090
1.01.02	Credits	306,313	247,428
1.01.02.01	Accounts Receivable	451,613	332,867
1.01.02.02	Provision for Credit Risks	(22,118)	(14,703)
1.01.02.03	Advance Currency Contracts	(123,182)	(70,736)
1.01.03	Inventories	122,350	109,885
1.01.03.01	Finished Products	20,558	18,458
1.01.03.02	Semi-Finished Products	18,979	13,653
1.01.03.03	Raw and Auxiliary Materials	69,016	64,627
1.01.03.04	Merchandise	9,886	7,246
1.01.03.05	Advances to suppliers and others	3,911	5,901
1.01.04	Other	304,100	176,741
1.01.04.01	Financial Applications	240,642	118,061
1.01.04.02	Other Accounts Receivable	3,316	1,540
1.01.04.03	Recoverable taxes	48,777	41,996
1.01.04.04	Accounts Receivable under Contract	5,449	9,485
1.01.04.05	Advances to employees	3,271	3,224
1.01.04.06	Resources used for expenses	2,645	2,435
1.02	Long-Term Assets	101,880	78,392
1.02.01	Various Credits	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	with Associated Companies	0	0
1.02.02.02	with Subsidiaries	0	0
1.02.02.03	with Other Related Parties	0	0
1.02.03	Other	101,880	78,392
1.02.03.01	Deferred income tax and contributions	26,706	25,231
1.02.03.02	Judicial deposits	6,166	3,099
1.02.03.03	Accounts receivable from clients	67,741	49,472
1.02.03.04	Other accounts receivable	1,267	590
1.03	Long-Term Assets	188,103	167,008
1.03.01	Investments	1,106	1,215
1.03.01.01	Stakes in associated companies	0	0
1.03.01.02	Stakes in subsidiaries	0	0
1.03.01.03	Other investments	1,106	1,215
1.03.01.03.01	Other	1,106	1,215
1.03.02	Fixed Assets	161,210	140,038
1.03.02.01	Land	14,725	14,928
1.03.02.02	Buildings	71,695	67,535
1.03.02.03	Machinery and equipment	119,253	102,391

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 – CONSOLIDATED BALANCE SHEET – ASSETS (R$ '000)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2002	4 – 06/30/2002
1.03.02.04	Installations	36,312	34,981
1.03.02.05	Personalty and tools	6,143	5,477
1.03.02.06	Vehicles	3,163	2,931
1.03.02.07	Data processing equipment and systems	12,808	13,592
1.03.02.08	Other fixed assets	4,646	5,225
1.03.02.09	Fixed assets in progress	9,437	4,000
1.03.02.10	Advances to suppliers	182	285
1.03.02.11	Accumulated depreciation	(117,154)	(111,307)
1.03.03	Deferred assets	25,787	25,755

01.01- IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES (R$ '000)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2002	4 - 06/30/2002
2	Total Liabilities	1,039,646	799,544
2.01	Current Liabilities	519,558	360,573
2.01.01	Loans and Financing	259,394	159,762
2.01.02	Debentures	0	0
2.01.03	Accounts Payable	105,591	78,612
2.01.04	Taxes and Contributions	10,800	10,967
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	60,834	40,900
2.01.06.01	Corporate Income Tax	20,393	11,287
2.01.06.02	Social Contribution	7,371	3,913
2.01.06.03	13th Month Bonus Salary	9,319	5,694
2.01.06.04	Paid Vacations	14,181	12,341
2.01.06.05	Tax and labor contingencies	3,196	2,902
2.01.06.06	Bonuses	5,023	4,763
2.01.06.07	Commissions payable	1,351	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	82,939	70,332
2.01.08.01	Salaries and remuneration	5,501	5,658
2.01.08.02	Advances from customers	8,847	9,147
2.01.08.03	Commissioned representatives	29,995	22,427
2.01.08.04	Advance billings	4,203	4,837
2.01.08.05	Interest on stockholders' equity	38	54
2.01.08.06	Directors' profit share	2,255	0
2.01.08.07	Other accounts payable	3,528	3,599
2.01.08.08	Services to be billed	18,578	14,807
2.01.08.09	Contracted payments to creditors	9,994	9,803
2.02	Long-Term Liabilities	280,803	222,111
2.02.01	Loans and Financing	246,008	188,048
2.02.02	Debentures	0	0
2.02.03	Provisions	14,799	12,727
2.02.03.01	Provision for contingencies	8,049	7,646
2.02.03.02	Taxes and social contributions	6,750	5,081
2.02.04	Debts with Related Parties	0	0
2.02.05	Other	19,996	21,336
2.02.05.01	Titles payable	0	0
2.02.05.02	Other accounts payable	0	1,340
2.02.05.03	Suppliers	0	0
2.02.05.04	Employee benefits	19,996	19,996
2.03	Deferred Income	0	0
2.04	Minorities	8,467	6,119
2.05	Stockholders' Equity	230,818	210,741

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES (R$ '000)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2002	4 – 06/30/2002
2.05.01	Paid-In Share Capital	130,000	130,000
2.05.02	Capital Reserves	1,445	1,445
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Parent Assets	0	0
2.05.03.02	Subsidiaries/Associated Companies	0	0
2.05.04	Profit Reserves	80,826	80,826
2.05.04.01	Legal Reserve	19,396	19,396
2.05.04.02	Statutory Reserve	61,430	61,430
2.05.04.03	Reserve for Contingencies	0	0
2.05.04.04	Realizable Income	0	0
2.05.04.05	Retained Income	0	0
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Income Reserves	0	0
2.05.05	Accumulated Profits/Losses	18,547	(1,530)

01.01– IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 – CONSOLIDATED INCOME STATEMENT (R$ '000)

1 - CODE	2 – DESCRIPTION	3 - 7/1/2002 - 9/30/2002	4 - 1/1/2002 – 9/30/2002	5 - 7/1/2001 - 9/30/2001	6 - 1/1/2001 - 9/30/2001
3.01	Gross Revenues from Sales and/or Services	582,386	1,221,452	314,797	855,823
3.02	Deductions from Gross Revenues	(35,403)	(96,379)	(27,946)	(87,000)
3.03	Net Revenues from Sales and/or Services	546,983	1,125,073	286,851	768,823
3.04	Cost of Goods and/or Services Sold	(411,416)	(856,952)	(209,438)	(560,401)
3.05	Gross Operating Profit	135,567	268,121	77,413	208,422
3.06	Operating Revenues/Expenses	(99,562)	(216,540)	(44,896)	(132,991)
3.06.01	Commercial and Sales Expenses	(39,497)	(73,053)	(29,576)	(74,817)
3.06.02	General and Administrative Expenses	(19,784)	(44,302)	(6,795)	(38,046)
3.06.02.01	Administrative Expenses	(18,218)	(40,563)	(5,874)	(35,506)
3.06.02.02	Management Remuneration	(1,566)	(3,739)	(921)	(2,540)
3.06.03	Net Financial Income	(55,918)	(132,570)	(9,368)	(24,518)
3.06.03.01	Financial Income	72,696	108,921	50,181	95,188
3.06.03.02	Financial Expenses	(128,614)	(241,491)	(59,549)	(119,706)
3.06.03.02.01	Financial Expenses	(110,146)	(173,174)	0	0
3.06.03.02.02	Financial Expenses - Currency Variation - Argentina	(18,468)	(68,317)	0	0
3.06.04	Other Operating Revenues	19,694	41,444	843	4,390
3.06.04.01	Currency Effect - Argentina	8,196	23,365	0	0
3.06.04.02	Other Operating Revenues	11,498	18,079	0	0
3.06.05	Other Operating Expenses	(4,057)	(8,059)	0	0
3.06.06	Equity Pick-Up Income	0	0	0	0
3.07	Operating Income	36,005	51,581	32,517	75,431
3.08	Non-Operating Income	(102)	(90)	(224)	9,780
3.08.01	Revenues	39	312	174	31,650
3.08.02	Expenses	(141)	(402)	(398)	(21,870)
3.09	Income before Tax/Profit Sharing	35,903	51,491	32,293	85,211
3.10	Provision for Income Tax and Social Contributions	(10,608)	(25,725)	(12,386)	(37,137)
3.11	Deferred Income Tax	(301)	2,224	1,315	3,450

01.01– IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 – CONSOLIDATED INCOME STATEMENT (R$ '000)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2002 - 9/30/2002	4 - 1/1/2002 - 9/30/2002	5 - 7/1/2001 - 9/30/2001	6 - 1/1/2001 - 9/30/2001
3.12	Profit Sharing/Statutory Contributions	(4,585)	(9,010)	(2,998)	(8,069)
3.12.01	Profit Sharing	(4,585)	(9,010)	(2,998)	(8,069)
3.12.01.01	Directors and Employees	(4,585)	(9,010)	(2,998)	(8,069)
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on Stockholders' Equity	0	0	0	0
3.14	Minorities	(332)	(433)	108	(1,105)
3.15	Net Income/Loss for Period	20,077	18,547	18,332	42,350
	SHARES OUTSTANDING (excl. Treasury Stock) ('000)	82,074	82,074	82,074	82,074
	NET INCOME PER SHARE	0	0	0	1
	NET LOSS PER SHARE				

05.01 – COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

The consolidated commentary is presented in section 05.01 on the performance of the Company.

01.01- IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

11.01 – ORDERS/CONTRACTS SIGNED

Company	(R$ '000)
1 - Balance of Signed Orders/Contracts at the End of the Current Quarter	169,889
2 - Balance of Signed Orders/Contracts at the End of the Corresponding Quarter of the Previous Fiscal Year	183,649

Consolidated	(R$ '000)
3 - Balance of Signed Orders/Contracts at the End of the Current Quarter	0
4 - Balance of Signed Orders/Contracts at the End of the Corresponding Quarter of the Previous Fiscal Year	0

12.01 – COMMENTS ON MANAGEMENT ESTIMATES

Net revenues for the parent company for the nine months ended September 30, 2002 amounted to R$ 686.429 million, while consolidated net revenues amounted to R$ 1,125.073 million.

The Company's strategy of diversifying across markets is making a decisive contribution to the achievement of its sales targets. Despite the Argentine crisis, due to the existing order book and orders in progress within Brazil and outside it, we are confirming our net revenue estimate of R$ 1.25 billion for the current fiscal year. We expect to export US$ 180 million of products, representing growth of 11.0% with regard to 2001.

15.01 – INVESTMENT PROJECTS

During the third quarter of 2002, some R$ 8.116 million was invested in the parent company, and R$ 13.384 million at consolidated level, while investments over the first nine months of the year amounted to some R$ 14.257 million in the parent company and R$ 31.050 million at consolidated level, principally in machinery, equipment, tools and installations.

Investments are made using both internal and third-party funds – FINAME.

[

16.01 – OTHER INFORMATION CONSIDERED TO BE SIGNIFICANT BY THE COMPANY

1. Principal Shareholders

Position as of June 30, 2002 ('000 shares):

SHAREHOLDERS	COMMON		PREFERRED		TOTAL	
	NUMBER	%	NUMBER	%	NUMBER	%
Controlling shareholders (Item 2)	23,515	61.09	6,611	15.17	30,126	36.71
Central Bank Pension Fund - CENTRUS	6,491	16.86	4,027	9.24	10,518	12.81
Fundo Bradesco Templeton	4,839	12.57	6,554	15.04	11,393	13.88
Fundação Marcopolo	1,549	4.02	749	1.72	2,298	2.80
Banespa Pension Fund - BANESPREV	1,359	3.53	985	2.26	2,344	2.86
Banco do Brasil Pension Fund - PREVI	-	0.00	3,776	8.66	3,776	4.60
Caixa Econômica Federal Pension Fund - FUNCEF	-	0.00	2,153	4.94	2,153	2.62
Bahema Participações S.A.	2	0.01	2,358	5.41	2,360	2.88
L. Parisotto Participações Ltda.	-	0.00	624	1.43	624	0.76
Funds and Foundations	-	0.00	999	2.29	999	1.22
Foreign Shareholders	-	0.00	9,164	21.03	9,164	11.17
Other - Market	736	1.92	5,583	12.81	6,319	7.69
TOTAL	38,491	100.00	43,583	100.00	82,074	100.00%
PROPORTION		46.90		53.10		

2. Shareholding Control

The directors Paulo Pedro Bellini, José Antônio Fernandes Martins, Valter Antônio Gomes Pinto and Raul Tessari, through a shareholders' agreement filed with the CVM, hold the stockholding control of the company together with Partibell – Part. Adm. Ltda., JM Part. e Adm. Ltda., Vate Part. e Adm. Ltda., and Rasa Part. e Adm. Ltda., holding both directly and indirectly on September 30, 2002, 61.09% of the Company's voting capital.

17.01 – SPECIAL AUDITING REPORT – WITHOUT QUALIFICATIONS

Independent auditors' report on special review

To the Board of Directors and Shareholders of
Marcopolo S.A.
Caxias do Sul (RS)

We have carried out a special review of the quarterly information (ITR) for Marcopolo S.A., as well as of this Company and its subsidiaries (consolidated information) regarding the quarter ended September 30, 2002, including the balance sheet, the income statement, the report on performance and relevant information, prepared in accordance with the accounting practices established in Brazilian Corporate Law. This quarterly information was devised under the responsibility of the Company's management.

Our review was carried out in accordance with specific rules established by IBRACON – The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Committee, and consisted, principally, of: (a) inquiries and discussion with the directors responsible for the accounting, financial and operational areas of the Company and its subsidiaries, with regard to the principal criteria adopted in devising the quarterly information; (b) a review of the information and subsequent events that have affected or that may affect the financial situation and operations of the Company and its subsidiaries.

Information on the subsidiary, Marcopolo Latinoamérica S.A., and the indirect subsidiary, Laureano S.A., whose investment balances are represented by provisions for losses amounting to R$ 6.773 million and R$ 37.464 million respectively, on September 30, 2002, were reviewed by other independent auditors, whose reports were provided to us, and which mentioned uncertainties regarding the normal continuity of the operations of these subsidiaries arising from the economic crisis in Argentina. The results of our reviews, in so far as these relate to the value of investments in and the results of these companies are exclusively based on the reports by those auditors.

On the basis of our special review, and the review reports of other auditors, we are not aware of any relevant modification that needs to be made to the quarterly information referred to above in order to comply either with accounting practices established in Brazilian corporate legislation or with rules implemented by the Brazilian Securities and Exchange Commission (CVM) that apply specifically to the devising of obligatory quarterly information.

17.01 – SPECIAL AUDITING REPORT – WITHOUT QUALIFICATIONS

As mentioned in Note 19-b, the Company reclassified credits in U.S. dollars with customers located in Argentina from current assets to long-term assets. The realization of accounts receivable, net of provisions for doubtful credits, depends on the renegotiations that are currently in progress with customers and with institutions of the Argentine and Brazilian governments.

November 5, 2002.

KPMG Auditores Independentes
CRC-SP-14.428 "S"RS

Wladimir Omiechuk
Accountant CRC RS-041241/O-2

SERVIÇO PUBLICO FEDERAL – FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS
(BRAZILIAN SECURITIES AND EXCHANGE COMMISSION)
ITR – QUARTERLY INFORMATION Base Date – September 30, 2002 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPI
00845-1	MARCOPOLO SA	88.611.835/0001-29

INDEX

File No. 82-4310

SERVIÇO PUBLICO FEDERAL – FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS
(BRAZILIAN SECURITIES AND EXCHANGE COMMISSION)
ITR – QUARTERLY INFORMATION   Base Date – June 30, 2002   Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

CVM REGISTRATION DOES NOT IMPLY ANY EVALUATION OF THE COMPANY, WITH ITS DIRECTORS REMAINING RESPONSIBLE FOR THE ACCURACY AND TRUTHFULNESS OF THE INFORMATION PROVIDED

01.02 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

01.02 - HEADQUARTERS

1 - COMPLETE ADDRESS	2 – NEIGHBORHOOD OR DISTRICT
Av. Marcopolo, 280	Planalto

3 - ZIP	4 - MUNICIPALITY	5 - STATE
95086-200	Caxias do Sul	RS

6 - AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 - TELEPHONE	10 – TELEX
54	209-4000			

11 - AREA CODE	12 - FAX	13 – FAX	14 – FAX
54	209-4010		

15 - E-MAIL
http://www.marcopolo.com.br

01.03 – DIRECTOR OF INVESTOR RELATIONS (Address for Correspondence with the Company)

1 – NAME
Carlos Zignani

2 - COMPLETE ADDRESS	3 – NEIGHBORHOOD OR DISTRICT
Av. Marcopolo, 280	Planalto

4 - ZIP	5 - MUNICIPALITY	6 - STATE
95086-200	Caxias do Sul	RS

7 - AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 - TELEPHONE	11 – TELEX
54	209-4115			

12 - AREA CODE	13 - FAX	14 – FAX	15 – FAX
54	209-4010		

16 - E-MAIL
zignani@marcopolo.com.br

01.04 – REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER				PREVIOUS QUARTER	
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
01/01/2002	12/31/2002	2	04/01/2002	06/30/2002	1	01/01/2002	03/31/2002

9 - NAME/COMPANY NAME OF AUDITOR	10 - CVM CODE
KPMG Auditores Independentes	00418-9
11 - NAME OF TECHNICAL OFFICER	12 – CPF OF TECHNICAL OFFICER
Wladimir Omiechuk	315.757.570-87

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

01.05 - COMPOSITION OF SHARE CAPITAL

Number of Shares ('000)	1 - CURRENT QUARTER 6/30/2002	2 - PREVIOUS QUARTER 3/31/2002	3 - SAME QUARTER OF PREVIOUS YEAR 6/30/2001
Paid-In Capital			
1 -Common	38,491	38,491	38,491
2 - Preferred	43,583	43,583	43,583
3 - Total	82,074	82,074	82,074
Treasury Stock			
4 -Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06– CHARACTERISTICS OF THE COMPANY

1 -TYPE OF COMPANY Commercial, Industrial and Other
2 - STATE OF COMPANY Operational
3 - NATURE OF SHAREHOLDING CONTROL National Private
4 - ACTIVITY CODE 1120100 - Vehicle Bodies
5 - PRINCIPAL ACTIVITY Manufacture of vehicle bodies
6 - FORM OF CONSOLIDATION Total
7 - FORM OF AUDITORS' REPORT Without Qualifications

01.07– COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 -CNPJ	3 - COMPANY NAME

01.08 – CASH PROCEEDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – PROCEEDS	5 - START OF PAYMENT	6 - FORM OF SHARE	7 - PER SHARE VALUE OF PROCEEDS

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

01.09– PAID-IN SHARE CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – VALUE OF PAID-IN SHARE CAPITAL (R$ '000)	4 – VALUE OF CHANGE (R$ '000)	5 – ORIGIN OF CHANGE	7 – NUMBER OF SHARES ISSUED ('000)	8 - ISSUE PRICE OF SHARES (R$)

01.10 – DIRECTOR OF INVESTOR RELATIONS

1 – DATE	2 – SIGNATURE
07/31/2002	

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPI
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 – BALANCE SHEET – ASSETS (R$ '000)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
1	Total Assets	561,258	532,075
1.01	Current Assets	346,693	320,749
1.01.01	Cash and Equivalents	2,286	1,161
1.01.02	Credits	170,032	157,719
1.01.02.01	Accounts Receivable	242,616	234,107
1.01.02.02	Provision for Credit Risks	(6,133)	(5,394)
1.01.02.03	Advance Currency Contracts	(66,451)	(70,994)
1.01.03	Inventories	57,952	48,835
1.01.03.01	Finished Products	14,471	12,963
1.01.03.02	Semi-Finished Products	6,360	5,084
1.01.03.03	Raw and Auxiliary Materials	32,161	29,554
1.01.03.04	Merchandise	217	382
1.01.03.05	Advances to suppliers and others	4,743	852
1.01.04	Other	116,423	113,034
1.01.04.01	Financial Applications	77,891	55,655
1.01.04.02	Accounts Receivable under Contract	3,122	20,967
1.01.04.03	Other Accounts Receivable	707	1,031
1.01.04.04	Recoverable taxes	30,475	30,837
1.01.04.05	Advances to employees	2,740	2,852
1.01.04.06	Resources used for expenses	1,488	1,692
1.02	Long-Term Assets	50,882	92,111
1.02.01	Various Credits	0	0
1.02.02	Credits with Related Parties	37,073	77,902
1.02.02.01	with Associated Companies	0	0
1.02.02.02	with Subsidiaries	37,073	77,902
1.02.02.03	with Other Related Parties	0	0
1.02.03	Other	13,809	14,209
1.02.03.01	Judicial deposits	2,794	2,512
1.02.03.02	Deferred income tax and contributions	7,661	6,849
1.02.03.03	Accounts receivable from clients	3,051	4,956
1.02.03.04	Other accounts receivable	303	252
1.03	Long-Term Assets	163,683	119,215
1.03.01	Investments	102,877	59,834
1.03.01.01	Stakes in associated companies	0	0
1.03.01.02	Stakes in subsidiaries	101,946	58,903
1.03.01.03	Other investments	931	931
1.03.02	Fixed Assets	60,599	59,149
1.03.02.01	Land	6,858	6,858
1.03.02.02	Buildings	34,205	33,247
1.03.02.03	Machinery and equipment	56,162	53,484
1.03.02.04	Installations	27,523	27,586

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 – BALANCE SHEET – ASSETS (R$ '000)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
1.03.02.05	Personalty and tools	3,493	3,244
1.03.02.06	Vehicles	1,741	1,704
1.03.02.07	Data processing equipment and systems	12,286	11,776
1.03.02.08	Other fixed assets	1,279	1,495
1.03.02.09	Fixed assets in progress	2,284	2,877
1.03.02.10	Advances to suppliers	285	268
1.03.02.11	Accumulated depreciation	(85,507)	(83,390)
1.03.03	Deferred assets	207	232

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 – BALANCE SHEET – LIABILITIES (R$ '000)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
2	Total Liabilities	561,258	532,075
2.01	Current Liabilities	187,180	186,043
2.01.01	Loans and Financing	63,646	51,057
2.01.02	Debentures	0	0
2.01.03	Accounts Payable	38,138	45,682
2.01.04	Taxes and Contributions	8,050	6,965
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	35,627	23,370
2.01.06.01	Corporate Income Tax	10,361	5,856
2.01.06.02	Social Contribution	3,826	2,162
2.01.06.03	13th Month Bonus Salary	4,394	2,083
2.01.06.04	Paid Vacations	9,646	8,224
2.01.06.05	Tax and labor contingencies	2,891	2,635
2.01.06.06	Bonuses	4,509	2,410
2.01.06.07	Commissions payable	0	0
2.01.07	Debts with Related Parties	3,247	2,074
2.01.08	Other	38,472	56,895
2.01.08.01	Salaries and remuneration	3,867	3,056
2.01.08.02	Advances from customers	4,556	3,704
2.01.08.03	Commissioned representatives	10,666	9,721
2.01.08.04	Interest on stockholders' equity	54	18,396
2.01.08.05	Advance billings	2,616	1,432
2.01.08.06	Directors' profit share	0	2,588
2.01.08.07	Other accounts payable	246	43
2.01.08.08	Services to be billed	14,697	16,185
2.01.08.09	Contracted payments to creditors	1,770	1,770
2.02	Long-Term Liabilities	157,393	142,820
2.02.01	Loans and Financing	137,635	123,062
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Related Parties	0	0
2.02.05	Other	19,758	19,758
2.02.05.01	Employee benefits	19,758	19,758
2.03	Deferred Income	0	0
2.05	Stockholders' Equity	216,685	203,212
2.05.01	Paid-In Share Capital	130,000	130,000
2.05.02	Capital Reserves	1,445	1,445
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Parent Assets	0	0
2.05.03.02	Subsidiaries/Associated Companies	0	0
2.05.04	Profit Reserves	85,742	85,742

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 – BALANCE SHEET – LIABILITIES (R$ '000)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
2.05.04.01	Legal Reserve	19,396	19,396
2.05.04.02	Statutory Reserve	0	0
2.05.04.03	Reserve for Contingencies	0	0
2.05.04.04	Realizable Income	0	0
2.05.04.05	Retained Income	0	0
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Income Reserves	66,346	66,346
2.05.04.07.01	Reserve for Capital Increase	43,131	43,131
2.05.04.07.02	Reserve for Repurchase of Shares	12,223	12,223
2.05.04.07.03	Reserve for Payment of Dividends	10,992	10,992
2.05.05	Accumulated Profits/Losses	(502)	(13,975)

01.01– IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 – CONSOLIDATED INCOME STATEMENT (R$ '000)

1 - CODE	2 – DESCRIPTION	3 - 4/1/2002 - 6/30/2002	4 - 1/1/2002 - 6/30/2002	5 - 4/1/2001 - 6/30/2001	6 - 1/1/2001 - 6/30/2001
3.01	Gross Revenues from Sales and/or Services	252,368	463,791	198,877	390,059
3.02	Deductions from Gross Revenues	(25,606)	(47,702)	(21,251)	(42,198)
3.03	Net Revenues from Sales and/or Services	226,762	416,089	177,626	347,861
3.04	Cost of Goods and/or Services Sold	(169,546)	(318,907)	(126,997)	(253,012)
3.05	Gross Operating Profit	57,216	97,182	50,629	94,849
3.06	Operating Revenues/Expenses	(36,027)	(81,273)	(25,153)	(43,993)
3.06.01	Commercial and Sales Expenses	(12,723)	(22,565)	(11,738)	(21,196)
3.06.02	General and Administrative Expenses	(7,122)	(13,474)	(6,319)	(11,271)
3.06.02.01	Administrative Expenses	(6,093)	(11,690)	(5,662)	(10,085)
3.06.02.02	Management Remuneration	(1,029)	(1,784)	(657)	(1,186)
3.06.03	Net Financial Income	(17,625)	(18,798)	(794)	(2,046)
3.06.03.01	Financial Income	18,866	29,147	11,189	18,696
3.06.03.02	Financial Expenses	(36,491)	(47,945)	(11,983)	(20,742)
3.06.04	Other Operating Revenues	0	0	110	110
3.06.05	Other Operating Expenses	(1,380)	(2,209)	(1,253)	(2,364)
3.06.06	Equity Pick-Up Income	2,823	(24,227)	(5,159)	(7,226)
3.06.06.01	Currency Losses in Argentine Subsidiaries	(9,077)	(49,849)	0	0
3.06.06.02	Other Results from Subsidiaries	11,725	10,453	0	0
3.06.06.03	Currency Effect of Argentine Investments	175	15,169	0	0
3.07	Operating Income	21,189	15,909	25,476	50,856
3.08	Non-Operating Income	(12)	(75)	(7)	42
3.08.01	Revenues	11	32	58	125
3.08.02	Expenses	(23)	(107)	(65)	(83)
3.09	Income before Tax/Profit Sharing	21,177	15,834	25,469	50,898
3.10	Provision for Income Tax and Social Contributions	(6,776)	(14,794)	(10,417)	(19,802)
3.11	Deferred Income Tax	1,172	2,658	973	2,135
3.12	Profit Sharing/Statutory Contributions	(2,100)	(4,200)	(2,463)	(4,870)

01.01– IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

02.01 – CONSOLIDATED INCOME STATEMENT (R$ '000)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2002 - 6/30/2002	4 - 1/1/2002 - 6/30/2002	5 - 4/1/2001 - 6/30/2001	6 - 1/1/2001 - 6/30/2001
3.12.01	Profit Sharing	(2,100)	(4,200)	(2,463)	(4,870)
3.12.01.01	Directors and Employees	(2,100)	(4,200)	(2,463)	(4,870)
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on Stockholders' Equity	0	0	0	0
3.15	Net Income/Loss for Period	13,473	(502)	13,562	28,361
	SHARES OUTSTANDING (excl. Treasury Stock) ('000)	82,074	82,074	82,074	82,074
	NET INCOME PER SHARE	0.16416		0.16524	0.34555
	NET LOSS PER SHARE		(0.00612)		

04.01 - EXPLANATORY NOTES

1. **Operating Context**

The Company's object is the manufacture and sale of buses, vehicles, vehicle bodies, auto parts, agricultural and industrial machinery, importing and exporting, also being authorized to hold stakes in other companies.

2. **Presentation of Financial Statements**

The financial statements were elaborated on the basis of accounting practices derived from Brazilian Corporate Law, as well as the regulations of the Brazilian Securities and Exchange Commission.

Description of principal accounting practices

a. Financial applications

Registered at cost plus income accrued until the date of the balance sheet, provided that this does not exceed market value.

b. Provision for doubtful credits

Constituted for an amount considered sufficient to meet eventual losses arising from the realization of accounts receivable.

c. Inventories

Valued at the average cost of purchase or production, provided that these do not exceed market value.

d. Investments

Investments in subsidiaries were valued using the equity pick-up method. The goodwill incurred in the acquisition of investment will be amortized over a 5-year period, in accordance with estimates of future profitability established in the report by independent auditors. Other investments were valued at the corrected cost less a provision for currency devaluation.

e. Investments in foreign companies

The criteria for determining the net income within the financial statements of companies outside Brazil, where these diverge from accounting principles adopted within Brazil, have been duly adjusted, taking into account the relevance of the data in question. The conversion of the same financial statements to Brazilian currency was made in accordance with the terms of CVM Circular N°. 28/86.

f. Fixed assets

Recorded at cost of acquisition, formation or construction. Depreciation is calculated by the straight line method at rates that take into consideration the useful life of the asset.

g. Deferred assets

This refers predominantly to spending on the development and installation of operational units in new markets outside Brazil that are being amortized over the expected periods for future benefits, using the straight line method.

h. Rights and obligations

Corrected for exchange rate variation and financial charges in accordance with the terms of contracts in force, in such a way as to reflect values incurred up to the date of the balance sheet.

i. Income tax and social contributions

Income tax – Calculated at a rate of 15% on taxable income plus an additional rate of 10%.

Social contribution - Calculated at a rate of 9% on the adjusted accounting net income.

Deferred income tax and social contributions are recorded as current assets and long-term assets and liabilities, as per Explanatory Note N°. 13.

j. Inflationary effects

Monetary correction was applied to the items of long-term assets and stockholders' equity until December 31, 1995, when, in accordance with Law N°. 9,249/95, the monetary correction of balance sheets was revoked in accordance with Brazilian corporate law.

3 Consolidated financial statements

The consolidated financial statements include the financial statements of Marcopolo S.A. and its subsidiaries, listed below:

Consolidated companies

	% Stake	
Subsidiaries	**Direct**	**Indirect**
Marcopolo Distribuidora de Peças Ltda.	99.99	0.01
Marcopolo Trading S.A.	99.99	0.01
MVC - Componentes Plásticos Ltda.	99.99	0.01
Marcopolo South Africa Pty. Ltd. (1)	-	100.00
Marcopolo International Corporation (1)	100.00	-
Ilmot International Corporation S.A. (1)	-	100.00
Marcopolo Indústria de Carroçarias S.A (1)	-	100.00
Polo Serviços em Plásticos Ltda.	99.00	1.00
Marcopolo Latinoamérica S.A. (1)	99.99	0.01
Ciferal Indústria de Ônibus Ltda.	99.99	0.01
Polomex S.A. de C.V. (1)	3.61	70.39
Laureano S.A. (1)	-	100.00
Superpolo S.A. (1) (2)	-	50.00

(1) Foreign Subsidiary
(2) Pro-rata Consolidation

Description of the principal consolidation procedures

a. Elimination of balances in asset and liability items between consolidated companies.

b. Elimination of stakes in the capital, reserves and accumulated profits of subsidiaries;

c. Elimination of revenue/expense balances, as well as unrealized income, arising from inter-company transactions.

d. Highlighting of the size of holdings by minority shareholders in the consolidated financial statements.

04.01 – EXPLANATORY NOTES

The reconciliation of the net income for the fiscal year and the stockholders' equity is shown below:

	Net Income		Stockholders' Equity	
	6/30/2002	3/31/2002	6/30/2002	3/31/2002
Parent	(502)	(13,975)	216,685	203,212
Realization of income earned by the parent company in transactions with subsidiaries, net of income tax and social contributions	4,916	4,916	-	-
Elimination of income earned by the parent company in transactions with subsidiaries, net of income tax and social contributions	(5,944)	(7,258)	(5,944)	(7,258)
Consolidated	(1,530)	(16,317)	210,741	195,954

4 Financial applications

	Parent		Consolidated	
	6/30/2002	3/31/2002	6/30/2002	3/31/2002
Brazilian currency				
Interbank CDs (*)	77,891	55,655	88,001	68,083
Foreign currency				
Fixed income	-	-	30,060	16,749
Other	-	-	-	-
	77,891	55,655	118,061	84,832

(*) Returns linked to the variation in the CDI (Interbank CD).

5 Accounts receivable from clients

	Parent		Consolidated	
	6/30/2002	3/31/2002	6/30/2002	3/31/2002
Current Assets	106,131	99,884	133,475	120,622
Domestic Market	136,485	134,223	199,392	188,305
External Market				
Less				
Discounted bills of exchange	(66,451)	(70,994)	(70,736)	(80,136)
Provisions for doubtful credits	(6,133)	(5,394)	(14,703)	(13,597)
	170,032	157,719	247,428	215,194
Long-Term Assets				
External Market	3,051	4,956	53,317	49,605
Less				
Provisions for doubtful credits	-	-	(3,845)	(3,141)
	3,051	4,956	49,472	46,464
	173,083	162,675	296,900	261,658

6 Inventories

	Parent		Consolidated	
	6/30/2002	3/31/2002	6/30/2002	3/31/2002
Finished products	14,471	12,963	18,458	19,948
Semi-finished products	6,360	5,084	13,653	12,858
Raw materials and auxiliary materials	32,161	29,554	64,627	58,799
Merchandise	217	382	7,246	6,662
Advances to suppliers and others	4,743	852	5,901	1,659
	57,952	48,835	109,885	99,926

7 Investments

	Parent		Consolidated	
	6/30/2002	3/31/2002	6/30/2002	3/31/2002
In subsidiaries	101,946	58,903	-	-
Goodwill to amortize	-	-	-	-
Other investments	931	931	1,215	1,108
	102,877	59,834	1,215	1,108

Investments in subsidiaries are shown in the table below:

	Marco -polo Distrib de Peças Ltda.	Marco -polo Trading S.A.	Marco -polo Latino américa S.A. (1)	MVC Compo Plastico Ltda.	Ciferal Ind de Ônibus Ltda.	Polo Serv. Emplast Ltda.	Polomex S.A. de C.V. (1)	Marco -polo Inter -national Corp. (1)	Total 6/30/2002	Total 3/31/2002
Investment data										
Paid-in share capital	4,000	1,600	1,184	22,000	79,000	500	23,904	42,796		
Adjusted stockholders' equity	4,119	4,567	(14,545)	24,186	60,045	692	23,536	22,152		
Shares or quotas held	1	3,450,103	2,878	1	499,953	1	3,011,659	50,000		
% Stake	99.99	99.99	99.99	99.99	99.99	99.00	3.61	100.00		
Net income (loss) for fiscal year	637	(323)	(36,585)	1,074	(674)	104	389	(6,113)		
Changes in investments										
Opening balances										
By equity value	3,482	4,889	(30,623)	23,107	60,719	583	738	23,058	85,953	85,953
Adjustments to previous fiscal years - pension scheme										
Paying in of capital			40,220						40,220	
Dividends/income received										
Capital reduction										
Currency losses in subsidiaries - Argentina			(34,835)					(15,014)	(49,849)	(40,772)
Net equity pick-up income	637	(323)	(1,744)	1,078	(674)	102	112	11,265	10,453	(1,272)
Equity pick-up income - Argentine currency effect			12,437					2,732	15,169	14,994
Closing balances										
By equity value	4,119	4,566	(14,545)	24,185	60,045	685	850	22,041	101,946	58,903

(1) Foreign subsidiary

8 Property, plant and equipment

	(Average) Rate of Depreciation (% per year)	Parent		Consolidated	
		6/30/2002	3/31/2002	6/30/2002	3/31/2002
Buildings	4	34,205	33,247	67,535	63,703
Machinery and Equipment	10	56,152	53,484	102,391	93,698
Installations	10	27,523	27,586	34,981	34,607
Personalty and tools	10	3,493	3,244	5,477	4,875
Vehicles	10	1,741	1,704	2,931	2,779
Computing equipment	10	12,286	11,776	13,592	13,013
Other fixed assets	10 to 20	1,279	1,495	5,225	4,569
Accumulated depreciation		(85,507)	(83,390)	(111,307)	(104,986)
Land		6,858	6,858	14,928	14,483
Work in progress		2,284	2,877	4,000	3,829
Advances to suppliers		285	268	285	268
		60,599	59,149	140,038	130,838

9 Deferred Assets

	(Average) Rate of Depreciation (% per year)	Parent		Consolidated	
		6/30/2002	3/31/2002	6/30/2002	3/31/2002
Development and installation of units	20	632	537	12,566	12,083
Goodwill to be amortized	20	-	-	24,172	24,172
Accumulated depreciation		(425)	(305)	(10,983)	(9,528)
		207	232	25,755	26,727

The amount of the goodwill paid for the shares of subsidiary, Ciferal Indústria de Ônibus Ltda. is being amortized over a 5-year period, based on an estimate of the future profitability of the same company.

10 Related Parties

The balances and transactions with related parties are shown in the table below:

	Marco -polo Distrib. de Peças Ltda.	Marco -polo Trading S.A.	MVC Compo Plás tico Ltda.	Ilmot Int. Corp. S.A.	Marco -polo Ind. de Carro -çarias S.A.	Super -polo S.A.	Marco -polo South Africa (Pty) Ltda.	Polo Serv. Em -plast Ltda.	Marco -polo Intern. Corp.	Pólo -mex S.A. de C.V.	Ciferal Ind de Ônibus Ltda.	Marco -polo Latino - américa S.A.	Total	
Balance													6/30/2002	3/31/2002
Loans and cash	(2,795)	4,056	(62)	(16)	-	81	-	(374)	30,761		1,907	268	33,826	75,827
Accounts receivable	-	18,749	3	33,910	393	-	2,011		21,051	2,744	4,463	1,934	85,258	100,426
Accounts payable	180	-	394	-	-	187	-	1,068	-	-	-	-	1,829	1,320
Purchases of goods and services	1,061	-	6,726	-	-	-	-	6,595	-	-	3,616	-	17,998	7,985
Sales of goods and services	2	2	32	49,093	378	-	2,000		20,732	2,089	9,318	22,560	106,206	56,453
Financial Expenses	143	1	2	2	-	-	-	30	-	-	7	-	185	62
Financial Income	7	299	1	--	-	2	-	-	715	-	45	600	1,669	876

Observations:
Current item balances are subject to monetary correction by the change in the Interbank CD rate.
Operations involving purchases and sales of goods and/or services are carried out on the basis of prices and deadlines equivalent to those of third parties.

11 Loans and financing

	Parent		Consolidated	
	6/30/2002	3/31/2002	6/30/2002	3/31/2002
Brazilian Currency				
Fixed Assets				
FINAME	2,159	2,353	6,326	6,963
Working capital	-	-	-	-
Advance currency contracts	28,249	46,749	28,249	48,329
Foreign Currency				
Working capital	19,135	6,272	161,497	122,754
Advance currency contracts (ACCs)	151,738	118,745	151,738	118,745
	201,281	174,119	347,810	296,791
Portion to be amortized in short term classified as a current liability	63,646	51,057	159,762	121,698
Long-term liabilities	137,635	123,062	188,048	175,093

Loans in Brazilian currency mature by December 2006, while those in foreign currency mature by May 2006. These are subject to the following charges:

a. Loans in Brazilian currency are subject to interest of up to 3.8% per year plus monetary correction calculated on the basis of the change in the URTJ, TJLP and UMBNDS;

b. Working capital in foreign currency is subject to interest varying from 3.8% to 10.5% per year;

c. Advance foreign exchange contracts are subject to interest varying from 5.0% to 8.0% per year plus the change in the US$/R$ exchange rate;

d. Export financing is subject to interest of 4.5% per year plus the change in LIBOR.

Guarantees were provided for the above loans and financing in the form of sureties and chattel mortgages on the assets being funded.

12 Provisions for contingent liabilities.

The company is involved in judicial proceedings regarding the legality of certain taxes and labor claims. The estimated loss has been provisioned on the basis of the opinion of its legal advisers. Monetary correction of these provisions has been offset against the item 'other operating expenses'.

13 Deferred income tax and social contributions

Deferred income tax and social contributions are recorded in such a way as to reflect the future fiscal effects attributable to temporary differences between the fiscal basis for assets and liabilities and their respective accounting values. The accounting value of deferred fiscal assets is subject to revision on an annual basis, with no adjustments made on account of these revisions.

Income tax and social contributions arise from the following sources:

04.01 – EXPLANATORY NOTES

	Parent		Consolidated	
	6/30/2002	3/31/2002	6/30/2002	3/31/2002
Long-term liabilities				
Provision for technical assistance	1,639	1,552	1,639	1,552
Provision for commissions	1,225	1,166	1,439	1,380
Other provisions	416	416	462	462
Provision for statutory profit sharing	1,621	796	1,697	834
Provisions for labor indemnities	983	896	1,365	1,278
Provisions for doubtful debtors	670	670	670	670
Provisions for contingencies	1,107	993	2,249	2,135
Fiscal loss on income tax				
Negative basis for social contributions	-	-	15,710	15,710
	7,661	6,489	25,231	24,021

The reconciliation of the expenses calculated by applying combined tax rates with income tax and social contribution expenses assigned against net income is given below:

	Parent		Consolidated	
	6/30/2002	3/31/2002	6/30/2002	3/31/2002
Net income for income tax and social contributions	15,834	(5,343)	15,588	(8,111)
Combined tax rate	34%	34%	34%	34%
Income tax and social contribution by the combined tax rate	5,384	(1,817)	5,300	(2,758)
Permanent additions				
Non-deductible expenses	6,752	8,349	7,292	8,478
Permanent exclusions				
Tax-exempt revenues	-	-	-	-
Income tax and social contribution within the net income for the relevant fiscal year	12,136	6,532	12,592	5,720
Effective tax rate	76.64%	-	80.78%	-

14 Share capital (parent)

The company has an authorized share capital of 2,000,000,000 shares, of which 800,000,000 common shares and 1,200,000,000 preferred shares, all in book entry form and without par value. On March 31, 2002 and 2001, the fully subscribed and paid-in share capital consisted of 82,073,858 book entry shares, of which 38,490,512 common shares and 43,583,346 preferred shares without par value. The preferred shares do not carry voting rights and have pre-emptive rights to dividends that are at least 10% (ten per cent) higher than those attributable to common shares, in accordance with the terms of Item I of Art. 17 of Law N°. 6,404/76, with the new text given in Law N°. 9,457/97. The Company's By-Laws provide for the distribution of a minimum dividend of 25% of the net income for the fiscal year, adjusted in accordance with the terms of Art. 34 of the same By-Laws and Art. 202 of Law N°. 6,404/76, as well as the formation of a reserve for future capital increases, the payment of interim dividends and the purchase of the Company's own shares, with a view to ensuring adequate operating conditions and guaranteeing continuity in the annual distribution of dividends.

15 Financial Instruments

In accordance with CVM Directive N°. 235/95, the accounting balances and market values of the financial instruments included in the balance sheet as of June 30, 2002, are identified as follows:

	Parent		Consolidated	
Description	Accounting balance	Market value	Accounting balance	Market value
Cash and bank deposits	2,286	2,286	20,090	20,090
Financial investments	77,891	77,891	118,061	118,061
Tax credits receivable	30,475	30,475	41,996	41,996
Loans receivable	37,073	37,073	-	-
Investments:				
Valued at cost				
Unlisted	931	931	1,215	1,215
Valued by the equity pick-up method				
Unlisted	101,946	101,946	-	-
Loans and financings				
In domestic currency	30,408	30,408	34,575	34,575
In foreign currency	170,873	172,672	313,235	311,443
Deferred tax credits receivable	7,661	7,661	25,231	25,231

04.01 – EXPLANATORY NOTES

Criteria, premises and limitations used in the calculation of market values

a. Cash and financial applications

Current account balances and financial applications in bank accounts have market values that are identical to their accounting balances.

b. Loans receivable/payable

Market values are identical to their accounting values since there are no similar instruments in existence and the operations in question are with subsidiaries.

c. Recoverable/deferred taxes

The market values of these instruments are identical to their accounting values, since recoverable taxes correspond to short-term advances and deferred taxes refer, essentially, to credits for future compensation++, arising from provisions that are temporarily non-deductible and tax losses in the subsidiary.

d. Investments

The market values for investments are identical to accounting balances, since these are unlisted instruments.

e. Loans and financings

The market values of financings were calculated on the basis of their present value, derived from future cash flows and using interest rates applicable to instruments of a similar nature, maturity and risk profile, or on the basis of the market prices of these securities.

The market values of BNDES/FINAME financings are identical to the accounting balances, as there are no similar instruments with comparable maturities and interest rates.

f. Derivatives

Marcopolo S.A. has a policy of eliminating all domestic market risks, avoiding positions that are exposed to fluctuations in market values, and only operating with instruments that allow risk control. Most derivative contracts relate to swap operations, with all contracts registered with the BM&F (Brazilian Futures Exchange) and linked to fixed interest rates. BM&F futures contracts on the U.S. dollar are principally used as instruments for hedging advance currency contracts and foreign client exposure. The Company does not anticipate any losses on these operations.

g. Limitations

Market values were estimated at a specific point in time, based on 'relevant market information'. Changes in assumptions could affect the estimates presented.

16 Insurance cover

As of June 30, 2002, the Company had insurance cover against fire and miscellaneous risks to fixed assets and inventory, for values considered sufficient to cover eventual losses.

17 Sureties, guaranties and guarantees

As of June 30, 2002, the Company had granted sureties and/or guaranties for client funding operations amounting to R$ 113.083 million, of which R$ 33.278 million relating to clients in Argentina. All the sureties have as counterparty a guarantee for the respective financed assets, as well as personal guarantees (sureties) granted by the partners of the client companies.

18 Employee share of profits and net income

For the fiscal year 2002, in accordance with the terms of Law N°. 10,101 of December 19, 2001, the directors chose to provision for employee shares of profits and net income.

Employee shares were calculated in accordance with the terms of the Marcopolo Efficiency/Targets Program (EFIMAR) of April 1, 2002, approved by the labor union for the sector.

19 Devaluation of the Argentine Peso

a) The financial statements of subsidiaries located in Argentina, used to apply the equity pick-up method and for consolidation (Notes 3 and 7), were adjusted for the effects of the 'pesoization' and devaluation of the domestic currency against the U.S. dollar. This led the Company to record a loss for the first six months of 2002 of R$ 34.680 million, with R$ 49.849 million relating to foreign exchange losses registered by the subsidiaries and R$ 15.169 million relating to currency gains (Peso x US$ currency effect) on the investments that the Company holds in the same subsidiaries.

b) Accounts receivable from clients located in Argentina.

	Argentine subsidiaries	Parent and non-Argentine subsidiaries
Short-term accounts receivable	23,235	-
Long-term accounts receivable	3,468	41,441
Provision for doubtful debtors	(7,350)	(3,845)
	19,353	37,596

The provision for doubtful credits represents the Directors' best estimate related to the realization of accounts receivable from clients and subsidiaries located within Argentina. The Company is in the process of renegotiating the form, value and periods for the receipt of these credits from clients, and is in talks with the Argentine and Brazilian governments to discuss a form of compensation for losses arising from the process of converting dollar values to Argentine Pesos, following the devaluation of the Peso against the U.S. dollar.
The Company hopes to conclude these negotiations by the end of the third quarter of 2002. Since it was not possible at the time to determine the maturity dates for U.S. dollar credits, the Directors decided to maintain the reclassification of these accounting credits as long-term assets.

c) Marcopolo's Directors are executing a plan to restructure the Company's Argentine subsidiaries with a view to maintaining operational continuity in these. This action plan includes:

- Injections of capital;
- Operational restructuring to reduce costs;
- Corporate reorganization;

05.01 – COMPANY PERFORMANCE DURING THE QUARTER

MANAGEMENT REPORT
2ND QUARTER OF 2002
CGC MF Nº 88.611.835/001-29

Marcopolo S.A., the largest bus manufacturer in Latin America and one of the largest in the world, presents a report on its activities during the second quarter and the cumulative period from January to June 2002 in the following section. These observations should always be read in conjunction with the attached Financial Statements.

SECTOR PERFORMANCE

Marcopolo achieved a superior performance during the 2nd quarter of 2002 (2Q02), which contributed in a positive way to the results of the sector as a whole. Despite the volatility and uncertainties associated with the political outlook and their possible effects on the economy, total production by Brazilian bus body manufacturers during 2Q02 exceeded the levels for the same period of the previous year, with total output amounting to 5,777 units against 5,523 for the corresponding period of 2001. Production of micro- and minibuses grew by 29.7% and 144.5% respectively, and even with a 19.9% fall in output of long-distance buses and a 3.2% fall for urban buses, overall output was 4.6% higher than for the corresponding period of 2001, a satisfactory growth rate by comparison with the Brazilian economy as a whole.

BRAZILIAN PRODUCTION OF BUS BODIES

Model	2ND QUARTER			JAN-JUN CUMULATIVE		
	2002	2001	2000	2002	2001	2000
Long-Distance	992	1,239	1,348	1,978	2,607	2,498
Urban	3,194	3,300	2,414	5,447	5,943	4,308
Microbuses	921	710	713	1,421	1,596	1,337
Minibuses (1)	670	274	-	1,411	422	-
TOTAL (2 and 3)	5,777	5,523	4,475	10,257	10,568	8,143

Sources: FABUS and SIMEFRE

Notes:

(1) Minibus body production data has only been released since 2001;
(2) Totals also include production by manufacturers not associated with FABUS: Induscar (ex-Caio), Neobus, Irizar and Maxibus.
(3) From 2001 onwards, complete units exported in KD form (unassembled) have been included in output numbers.

MARCOPOLO's PERFORMANCE

1. Production

05.01 - COMPANY PERFORMANCE DURING THE QUARTER

Marcopolo's domestic production for 2Q02 (including Ciferal but excluding the Volare line and light commercial vehicles (LCVs)) amounted to 2,976 units, representing growth of 23.0% with regard to the corresponding period of 2001. In the same way, the 5,116 units produced by Brazilian plants during the first six months of 2002 (1H02) also represented growth of 4.2% relative to output during the same period of the previous year. Output by other manufacturers registered reductions of 9.8% and 9.1% respectively for the quarter and half year respectively, by comparison with output for the corresponding periods of 2001.

MARCOPOLO - CONSOLIDATED BRAZILIAN PRODUCTION OF BUS BODIES

MODEL	2ND QUARTER			JAN-JUN CUMULATIVE		
	2002	2001	2000	2002	2001	2000
Long-Distance	674	699	630	1,290	1,387	1,251
Urban	1,661	1,386	1,086	2,769	2,781	1,992
Microbuses	438	242	352	613	600	599
Minibuses	203	92		444	142	
Subtotal	2,976	2,419	2,068	5,116	4,910	3,842
Volare and Minivans (2)	1,008	682	832	1,851	1,185	1,357
TOTAL	**3,984**	**3,101**	**2,900**	**6,967**	**6,095**	**5,199**

Notes: (1) CIFERAL's production is included in the above data:

(2) The Volare and 'Furgão' (LCV) units are included in the above data for the sole purpose of improving understanding of the Company's wide range of products, its production capacity and since they are included in its net revenues. Output data for these vehicles is not submitted to FABUS, and is not included either in the calculation of bus body output or in the market share held by the Company or by the sector, since Volare is a complete vehicle and the 'Furgão' is a vehicle for transporting freight.

2. Marcopolo - Consolidated Share of Brazilian Bus Body Production

Marcopolo's share of Brazilian bus body production grew in both 2Q02 and 1H02, as is shown in the comparative table below. This growth in share resulted from such factors as (i) Marcopolo being the company that offers the widest range of fully customized products, regardless of the type or brand of chassis selected by clients, (ii) highly competitive prices, due to use of state-of-the-art production technology at international level, (iii) Marcopolo having greater exposure to the international market, with plants in six countries and exports to over seventy countries, (iv) Marcopolo having an excellent image and enjoying technical/commercial relationships with the world's leading chassis producers, (v) Marcopolo having a highly trained network in every market in which it operates, that provides assistance and after-sales services to its clients with a high degree of reliability. The growing acceptance of and preference for the Company's products is also due to up-to-date design, quality and product guarantees, all of which are associated with the strength of the MARCOPOLO brand.

05.01 – COMPANY PERFORMANCE DURING THE QUARTER

MARCOPOLO – CONSOLIDATED SHARE OF BRAZILIAN PRODUCTION (%)

MODEL	2ND QUARTER			JAN-JUN CUMULATIVE		
	2002	2001	2000	2002	2001	2000
Long-Distance	67.9	56.4	46.7	65.2	53.2	50.1
Urban	52.0	42.0	44.9	50.8	46.8	46.2
Microbuses	47.6	34.1	49.4	43.1	37.6	44.8
Minibuses	30.3	33.6	-	31.5	33.6	-
TOTAL	51.5	43.8	46.2	49.9	46.5	47.2

Sources: FABUS and SIMEFRE

NB: Volare and LCVs are not included in market share calculations.

3. Consolidated Financial Performance – Highlights

The following table shows Marcopolo's principal performance indicators. Relevant comments are made in the sections on the corresponding topics and are indicated in the table. In order to aid understanding, given the material nature of the non-recurring effect of the Company's Argentine operations, indicators are presented both with and without the operations in that country. Revenues, costs and gross margin were also influenced by the significant volume of chassis sold through Volare and exports of complete buses, an issue considered later in the text.

PRINCIPAL INDICATORS	2002			
	with Argentina		without Argentina	
	2Q	Jan-Jun	2Q	Jan-Jun
Gross revenues (see item 4)	353.3	577.2	353.5	578.1
Gross operating profit (see item 6)	82.4	131.2	84.5	132.6
Operating expenses	(25.8)	(52.3)	(27.5)	(55.6)
Net financial income (see item 8)	(23.4)	(25.1)	(33.0)	(76.7)
Financial income	20.0	35.6	20.3	36.2
Financial expenses	(43.4)	(60.7)	(44.3)	(63.1)
Expenses from currency variation in Argentina	-	-	(9.0)	(49.8)
Effect of currency variation on Argentine investments	-	-	0.2	15.2
Net operating income	33.2	53.8	24.2	15.6
Net Income	23.8	36.7	14.8	(1.5)
EBITDA	62.0	89.9	60.4	88.6
EBITDA/Net Revenues	17.5%	15.6%	17.1%	15.3%

05.01 – COMPANY PERFORMANCE DURING THE QUARTER

4. Net Consolidated Revenue

In 2Q02, net consolidated revenue amounted to R$ 353.5 million, a figure 35.0% above the R$ 261.8 million registered in 2Q01. In 1H02, net revenues amounted to R$ 578.1 million, a figure 19.9% above the R$ 482.0 million registered in 1H01. Revenues for the quarter and cumulative revenues for 2002 include significant amounts arising from the sale of chassis that are purchased from manufacturers and sold on to clients at cost. This procedure increases revenues and the cost of products sold, diminishing the percentage operating margin, albeit without implying any reduction in the operating efficiency of the Company. This effect will be quantified later in the text.

The following data show the results of the basic strategy adopted by Marcopolo over the last few years with the aim of expanding the range of markets in which it operates and of reducing the risk of dependency on and concentration within a limited number of markets.

Source Markets for Revenues – Consolidated Data

	2nd Quarter		Jan-Jun	
	2002	2001	2002	2001
Brazilian revenues (R$ million)	156.9	115.1	272.8	222.8
Export and foreign revenues (R$ million)	196.6	146.7	305.3	259.2
Total (R$ million)	353.5	261.8	578.1	482.0
Ratio of Foreign to Total Sales (%)	**55.6%**	**56.0%**	**52.8%**	**53.8%**

5. Destination Markets for Production

During 2Q02, the domestic market absorbed 1,930 units, against 1,477 in 2Q01. Exports rose from 942 units to 1,046 units between the same two periods. Cumulative half year data show that in 2002, the Brazilian market purchased 3,028 units, against 2,909 in 1H01, while external market purchases rose from 2,001 to 2,088 units between the same two periods.

6. Gross Profit

Consolidated gross operating income for 2Q02 amounted to R$ 84.5 million, or 23.9% of net operating revenues, against R$ 70.7 million, or 27.0% in 1Q01. Cumulative gross operating income for 1H02 amounted to R$ 132.6 million, or 22.9% of net operating revenues, against R$ 131.0 million, or 27.2% of net operating revenues in 1Q01. The reduction in gross operating margin for the quarter and the half year period was basically due to:

05.01 - COMPANY PERFORMANCE DURING THE QUARTER

(i) greater impact of the effect (mentioned above) of booking sales of chassis sold at cost to clients and (ii) lower relative share of exports. In addition to the significant growth in sales of the 'Volare' minibus, which, as a complete vehicle, incorporates the value of the chassis, Marcopolo also realized specific sales to the Middle East through its subsidiaries, recording sales of chassis. This procedure was intended to meet a special request from a specific client. The tables below show current revenues, costs and gross operating income, together with normalized figures that exclude the 'chassis effect'.

Results including Sales of Chassis - R$ '000				
	Parent		Consolidated	
	Jan-Jun 2002	Jan-Jun 2001	Jan-Jun 2002	Jan-Jun 2001
Net Operating Revenue	416,089	347,861	578,090	481,972
Cost of Products and Services Sold	(318,907)	(253,012)	(445,536)	(350,963)
Gross Operating Income	97,182	94,849	132,554	131,009
Gross Margin (%)	23.4	27.3	22.9	27.2

Results excluding Sales of Chassis - R$ '000				
	Parent		Consolidated	
	Jan-Jun 2002	Jan-Jun 2001	Jan-Jun 2002	Jan-Jun 2001
Net Operating Revenue w/o Chassis	363,766	320,757	506,811	453,736
Cost of Products and Services Sold	(266,584)	(225,908)	(374,257)	(322,727)
Gross Operating Income	97,182	94,849	132,554	131,009
Normalized Gross Margin (%)	26.7	29.6	26.2	28.9

7. Operating Expenses

In 1Q02, total consolidated Sales, General and Administrative Expenses amounted to R$ 32.3 million or 9.1% of net revenues, while the figures for the corresponding period of the previous year were R$ 40.8 million and 15.6% of net revenues respectively. In 1H02, these expenses amounted to R$ 58.1 million or 10.0% of net revenues, against R$ 76.5 million or 15.9% of net revenues in 1H01. The difference of R$ 18.4 million between the two half-year periods was due to: *(a)* within sales expenses, a reduction of R$ 10.7 million in the provision for doubtful credits (R$ 12.2 million in 1H01 and R$ 1.5 million in 1H02), and *(b)* a R$ 6.7 million reduction in administrative expenses, of which (i) R$ 5.1 million relating to industrial and commercial expenses classified as administrative expenses during the 1st and 2nd quarters of 2001 and reclassified during the 3rd quarter of 2001 (R$ 3.8 million for costs of goods and services sold and R$ 1.3 million for sales expenses), and (ii) R$ 1.6 million in effective cost reductions, principally in the Company's Argentine subsidiaries.

05.01 – COMPANY PERFORMANCE DURING THE QUARTER

8. Financial Results

In 2Q02, the Parent Company recorded net financial expenses of R$ 17.6 million (financial expenses of R$ 36.5 million and financial income of R$ 18.9 million) – a figure that was significantly affected by the devaluation of the Brazilian real against the U.S. dollar (from R$ 2.32 at the end of March to R$ 2.84 on June 30), which impacted funding in the form of advance currency contracts (ACCs) and pre-payments. Despite this, the impact of exchange rate variation was directly offset by foreign exchange gains (R$ 9.6 million), recorded as export revenues, as well as through the recognition of capital gains (R$ 6.2 million) on investments in foreign subsidiaries linked to the U.S. dollar.

The net consolidated financial expense figure for 2Q02 of R$ 33.0 million (financial expenses of R$ 53.3 million and financial income of R$ 20.3 million) was affected both by the effects of exchange rate variation on the figure for the parent company mentioned above, and by a further R$ 9.1 million arising from the devaluation of the Argentine peso against the U.S. dollar, most notably through the liabilities of the Company's Argentine subsidiaries denominated in U.S. dollars. In 1H02, this loss amounted to R$ 49.8 million.

The following table presents the effects on net financial income arising from the exchange rate variation during the quarter as well as over the first half of 2002.

	Parent		Consolidated	
	2Q02	Jan-Jun 2002	2Q02	Jan-Jun 2002
Net Financial Income	(17,625)	(18,798)	(33,030)	(76,652)
Currency gains recorded as export revenues	9,635	10,741	9,635	10,471
Currency gains on foreign subsidiaries (see note)	6,162	6,581	6,162	6,581
Currency losses in Argentina on US$-linked liabilities	-	-	9,077	49,849
Adjusted financial income	(1,828)	(1,476)	(8,156)	(9,751)

Note: foreign exchange gains on investments in foreign subsidiaries were recorded by the "Equity Pick-up" method in the Parent Company, and as "Other Operating Revenues" in the consolidated figures.

9. Net Operating Income

The Argentine crisis and the change in the peso-US$ exchange rate from $1.70 to $3.60 pesos to the U.S. dollar between January and June 2002, had a significant effect on the net operating income figure for the first half of the current fiscal year, limiting net operating income to R$ 15.6 million, against R$ 42.9 million for the same period of the previous year.

05.01 - COMPANY PERFORMANCE DURING THE QUARTER

10. Net Income

In 2Q02, the Parent Company reported net income of R$ 14.8 million, a figure 20.9% above the R$ 12.2 million of net income for the corresponding period of 2001, giving a net margin of 4.18% of net revenue, against 4.7% in 2Q01. The net consolidated loss for 1H02 was R$ 1.5 million, with the negative figure due to factors cited above, against consolidated income of R$ 24.0 million or 5.0% of net revenues for the same period of 2001.

11. Investment Activities

During 2Q02, investments in fixed assets amounted to R$ 8.3 million, with total investments over the first half of 2002 of R$ 17.7 million. During this period, investments by the Parent Company amounted to R$ 6.1 million, with R$ 11.5 million invested in subsidiaries, of which R$ 6.7 million in the assets of the new Superpolo unit in Colombia. These resources were mainly invested in machinery, equipment, tools and installations.

At the meeting of April 25, 2002, the Board of Directors approved a capital increase of R$ 46.9 million, to be made in the subsidiary Marcopolo Latinoamérica S.A. Of this amount, R$ 40.2 million have already been paid in through the use of credits that the parent company held with the same company, while the remaining R$ 6.7 million will be paid in at a suitable moment, as soon as the Brazilian Central Bank approves the operation that it is currently analyzing.

12. New Products

At the end of May 2002, the Company launched its 'Volare A5' line. The A5 is the smallest bus manufactured within Brazil, and is being offered in its VIP, Executive, Passenger Shuttle and 'Escolarbus' school bus versions. Its passenger capacity varies from 13-19 places, and up to 24 passengers in the school bus version. The Company also presented its Andare Class model at the end of May, a vehicle ideally suited to road transport over short and middle distances.

13. Prizes

After winning the 'Bronze Trophy', Marcopolo was again decorated in 2002, with the 'Silver Trophy Quality Prize – Rio Grande do Sul', awarded to member companies of the Programa Gaúcho de Qualidade e Produtividade (PGQP) (Rio Grande do Sul Quality and Productivity Prize). In April, the Company received the '200 Largest Exporters in the South' prize, awarded by 'Expressão' magazine and Secex. In May, it received the 'ADVB Export Prize' for the fourth year in a row.

14. Operations in Argentina: Actions and Expectations

14.1 Preventive Actions

For some time, Marcopolo's directors have been implementing a plan to restructure the Company's operations, with a view to minimizing the adverse effect of the Argentine economic crisis on its results. The plan includes (i) the operational restructuring of Marcopolo Latinoamérica S.A. (Mapla), in order to minimize operating costs,

05.01 – COMPANY PERFORMANCE DURING THE QUARTER

(ii) to capitalize the same subsidiary, and (iii) a company reorganization – with the transfer of part of Mapla's assets and liabilities to Laureano (with the aim of subsequently dissolving the former). The subsidiaries Mapla and Laureano are currently inactive and will remain so until the local economy shows signs of recovery.

14.2 Currency devaluation and its effects

The Company has already recognized losses relating to exposure to its Argentine subsidiaries and arising from the devaluation of the Argentine peso with regard to: (i) its investments in that country, (ii) exposure to customers and (iii) liabilities denominated in U.S. dollars. The table below presents the losses recognized by the Company as of June 30, 2002.

Losses in Argentina - R$ '000					
	2001	1Q02	2Q02	2002	TOTAL
Effects of currency devaluation on US$ liabilities	29,005	40,772	9,071	49,843	78,848
Effects of currency devaluation on Investments	14,425	(14,994)	(175)	(15,169)	(744)
Recognition of losses with customers	12,000	436	522	958	12,958
TOTAL	**55,430**	**26,214**	**9,418**	**35,632**	**91,062**

14.3 Exposure to the Argentine market

On June 30, 2002, the Company and its subsidiaries held certain assets that remained vulnerable to the possible effects of the Argentine crisis. Detailed data on this situation is presented in the following sections, relating to the following subjects: (c.1) subsidiaries based in Argentina and (c.2) the Issuer's exposure to the Argentine market.

14.3.1 Exposure of subsidiaries based in Argentina

The consolidated balance sheets for the subsidiaries Mapla and Laureano are presented in the following section. The consolidated stockholders' equity of the parent company is subject to eventual variations in the peso-U.S. dollar and peso-real exchange rates. In the subsidiaries shown below, assets are linked to the Argentine peso, while the liabilities indicated are linked to the U.S. dollar.

05.01 – COMPANY PERFORMANCE DURING THE QUARTER

Balance Sheet for Argentine Subsidiaries - in R$ '000

	Laureano	Mapla	Consolidated
ASSETS	**18,157**	**10,397**	**28,554**
Current Assets	**11,582**	**9,523**	**21,105**
Cash and equivalents	335	270	605
Accounts receivable from customers	14,930	8,305	23,235
Provisions for credits and risks	(6,370)	(980)	(7,350)
Recoverable taxes	1,259	691	1,950
Other accounts receivable	-	110	110
Inventories	1,428	1,127	2,555
Long-Term Assets	**3,468**	**-**	**3,468**
Fixed Assets	**3,107**	**874**	**3,981**
Property, Plant and Equipment	1,334	1,950	3,284
(-) Accumulated Depreciation	(782)	(1,076)	(1,858)
Deferred Assets	2,555	-	2,555
LIABILITIES	**18,157**	**10,397**	**28,554**
Current Liabilities	**37,413**	**17,821**	**55,254**
Accounts Payable	272	209	481
Financial Institutions (*)	-	35,375	35,375
Salaries and remuneration	57	-	57
Taxes and Social Contributions	1,000	-	1,000
Related Parties (*)	12,133	5,371	17,504
Related Parties	23,391	(23,391)	-
Other Accounts Payable	580	257	837
Long-Term Liabilities	**1,340**	**7,121**	**8,461**
Financial Institutions (*)	-	7,121	7,121
Other Accounts Payable	1,340	-	1,340
Stockholders' Equity	**(20,596)**	**(14,545)**	**(35,141)**
Current Paid-In Capital	13,803	1,184	14,987
Advances for Future Capital Increases	-	39,781	39,781
Capital Reserves	325	-	325
Profit Reserves	86	-	86
Accumulated Profits (Losses)	(36,810)	(55,510)	(90,320)

(*) U.S. dollar-linked items. The other items, both assets and liabilities, are in Argentine pesos.
Values in Brazilian reais reflect an exchange rate of $ 3.60 pesos per U.S. dollar and $ 2.8436 reais per U.S. dollar.

05.01 – COMPANY PERFORMANCE DURING THE QUARTER

14.3.2 Exposure of parent company and non-Argentine subsidiaries to the Argentine market

As of June 30, 2002, the parent company had provided sureties or guaranties on financing operations for customers in the Argentine market amounting to R$ 33.3 million. The sureties have as counterparty the guarantee of the respective goods being financed, in addition to the personal guarantees (sureties) of the partners in the customer companies.

The parent company and certain subsidiaries located outside Argentina were creditors with accounts receivable in the Argentine market, net of provisions already made, of R$ 37.7 million.

Both the sureties and the values for accounts receivable are denominated in U.S. dollars, and were converted to Brazilian reais at an exchange rate of R$ 2.8436.

Accounts	US$ million	R$ million
Sureties and Guaranties	11.7	33.3
Accounts receivable	13.2	37.7
Total Exposure	24.9	71.0

05.01 – COMPANY PERFORMANCE DURING THE QUARTER

CONSOLIDATED CASH FLOW
(by the Company Law method - R$ million)

	2Q02	JAN-JUN 2002
Net Income for Period	**14,787**	**(1,530)**
Non-Cash Expenses		
-Revaluation of Foreign Fixed Assets	(6,127)	(5,336)
-Depreciation, Amortization and W/d of Fixed Assets	6,107	11,843
-Provisions for credits at risk	4,951	1,533
-Minorities	-	-
Gross Cash Flow Generation	**19,718**	**6,510**
Interest on Stockholders' Equity	**(18,342)**	**(18,342)**
Changes in Working Capital	**5,720**	**27,203**
Net Cash Flow from Operations	**7,096**	**15,371**
Investments		
-Acquisitions of Fixed Assets (see Item 11)	(8,315)	(17,666)
Financing Activities		
-Redemption of Loans with Subsidiaries	-	-
-Borrowings from Banks	41,620	17,089
Increase (Reduction) in Cash and Financial Asset Position	**40,401**	**14,794**
Cash Position at Start of Period	97,750	123,357
Cash Position at End of Period	138,151	138,151

Caxias do Sul, July 31, 2002.

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (R$ '000)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
1	Total Assets	799,544	725,032
1.01	Current Assets	554,144	490,878
1.01.01	Cash and Equivalents	20,090	12,919
1.01.02	Credits	247,428	215,194
1.01.02.01	Accounts Receivable	332,867	308,927
1.01.02.02	Provision for Credit Risks	(14,703)	(13,597)
1.01.02.03	Currency advances	(70,736)	(80,136)
1.01.03	Inventories	109,885	99,926
1.01.03.01	Finished Products	18,458	19,948
1.01.03.02	Semi-Finished Products	13,653	12,858
1.01.03.03	Raw and Auxiliary Materials	64,627	58,799
1.01.03.04	Merchandise	7,246	6,662
1.01.03.05	Advances to suppliers and others	5,901	1,659
1.01.04	Other	176,741	162,839
1.01.04.01	Financial Applications	118,061	84,832
1.01.04.02	Other Accounts Receivable	1,540	1,528
1.01.04.03	Recoverable taxes	41,996	43,995
1.01.04.04	Accounts Receivable under Contract	9,485	26,951
1.01.04.05	Advances to employees	3,224	3,194
1.01.04.06	Resources used for expenses	2,435	2,339
1.02	Long-Term Assets	78,392	75,481
1.02.01	Various Credits	0	0
1.02.02	Credits with Related Parties	0	0
1.02.02.01	with Associated Companies	0	0
1.02.02.02	with Subsidiaries	0	0
1.02.02.03	with Other Related Parties	0	0
1.02.03	Other	78,392	75,481
1.02.03.01	Deferred income tax and contributions	25,231	24,021
1.02.03.02	Judicial deposits	3,099	2,984
1.02.03.03	Accounts receivable from clients	49,472	46,464
1.02.03.04	Other accounts receivable	590	2,012
1.03	Long-Term Assets	167,008	158,673
1.03.01	Investments	1,215	1,108
1.03.01.01	Stakes in associated companies	0	0
1.03.01.02	Stakes in subsidiaries	0	0
1.03.01.03	Other investments	1,215	1,108
1.03.01.03.01	Other	1,215	1,108
1.03.02	Fixed Assets	140,038	130,838
1.03.02.01	Land	14,928	14,483
1.03.02.02	Buildings	67,535	62,920
1.03.02.03	Machinery and equipment	102,391	90,946

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (R$ '000)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
1.03.02.04	Installations	34,981	36,472
1.03.02.05	Personalty and tools	5,477	4,859
1.03.02.06	Vehicles	2,931	2,782
1.03.02.07	Data processing equipment and systems	13,592	13,208
1.03.02.08	Other fixed assets	5,225	4,301
1.03.02.09	Fixed assets in progress	4,000	4,097
1.03.02.10	Advances to suppliers	285	268
1.03.02.11	Accumulated depreciation	(111,307)	(103,498)
1.03.03	Deferred assets	25,755	26,727

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (R$ '000)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
2	Total Liabilities	799,544	725,032
2.01	Current Liabilities	360,573	315,187
2.01.01	Loans and Financing	159,762	121,698
2.01.02	Debentures	0	0
2.01.03	Accounts Payable	78,612	72,208
2.01.04	Taxes and Contributions	10,967	10,043
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	40,900	26,624
2.01.06.01	Corporate Income Tax	11,287	5,918
2.01.06.02	Social Contribution	3,913	2,196
2.01.06.03	13th Month Bonus Salary	5,694	2,677
2.01.06.04	Paid Vacations	12,341	10,575
2.01.06.05	Tax and labor contingencies	2,902	2,534
2.01.06.06	Bonuses	4,763	2,724
2.01.06.07	Commissions payable	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	70,332	84,614
2.01.08.01	Salaries and remuneration	5,658	4,502
2.01.08.02	Advances from customers	9,147	8,191
2.01.08.03	Commissioned representatives	22,427	19,914
2.01.08.04	Advance billings	4,837	1,686
2.01.08.05	Interest on stockholders' equity	54	18,396
2.01.08.06	Directors' profit share	0	3,150
2.01.08.07	Other accounts payable	3,599	3,215
2.01.08.08	Services to be billed	14,807	16,593
2.01.08.09	Contracted payments to creditors	9,803	8,967
2.02	Long-Term Liabilities	222,111	208,726
2.02.01	Loans and Financing	188,048	175,093
2.02.02	Debentures	0	0
2.02.03	Provisions	12,727	11,054
2.02.03.01	Provision for contingencies	7,646	7,219
2.02.03.02	Taxes and social contributions	5,081	3,835
2.02.04	Debts with Related Parties	0	0
2.02.05	Other	21,336	22,579
2.02.05.01	Titles payable	0	0
2.02.05.02	Other accounts payable	1,340	2,583
2.02.05.03	Suppliers	0	0
2.02.05.04	Employee benefits	19,996	19,996
2.03	Deferred Income	0	0
2.04	Minorities	6,119	5,165
2.05	Stockholders' Equity	210,741	195,954

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (R$ '000)

1 - CODE	2 – DESCRIPTION	3 - 6/30/2002	4 - 3/31/2002
2.05.01	Paid-In Share Capital	130,000	130,000
2.05.02	Capital Reserves	1,445	1,445
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Parent Assets	0	0
2.05.03.02	Subsidiaries/Associated Companies	0	0
2.05.04	Profit Reserves	80,826	80,826
2.05.04.01	Legal Reserve	19,396	19,396
2.05.04.02	Statutory Reserve	61,430	61,430
2.05.04.03	Reserve for Contingencies	0	0
2.05.04.04	Realizable Income	0	0
2.05.04.05	Retained Income	0	0
2.05.04.06	Special Reserve for Undistributed Dividends	0	0
2.05.04.07	Other Income Reserves	0	0
2.05.05	Accumulated Profits/Losses	(1,530)	(16,317)

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

07.01 CONSOLIDATED INCOME STATEMENT (R$ '000)

1 - CODE	2 – DESCRIPTION	3 - 7/1/2002 - 9/30/2002	4 - 1/1/2002 - 9/30/2002	5 - 7/1/2001 - 9/30/2001	6 - 1/1/2001 - 9/30/2001
3.01	Gross Revenues from Sales and/or Services	387,468	639,066	290,226	541,026
3.02	Deductions from Gross Revenues	(33,959)	(60,976)	(28,422)	(59,054)
3.03	Net Revenues from Sales and/or Services	353,509	578,090	261,804	481,972
3.04	Cost of Goods and/or Services Sold	(269,017)	(445,536)	(191,076)	(350,963)
3.05	Gross Operating Profit	84,492	132,554	70,728	131,009
3.06	Operating Revenues/Expenses	(60,307)	(116,978)	(47,811)	(88,095)
3.06.01	Commercial and Sales Expenses	(18,891)	(33,556)	(20,130)	(45,241)
3.06.02	General and Administrative Expenses	(13,394)	(24,518)	(20,649)	(31,251)
3.06.02.01	Administrative Expenses	(12,193)	(22,345)	(19,800)	(29,632)
3.06.02.02	Management Remuneration	(1,201)	(2,173)	(849)	(1,619)
3.06.03	Net Financial Income	(33,030)	(76,652)	(4,679)	(15,150)
3.06.03.01	Financial Income	20,316	36,225	30,847	45,007
3.06.03.02	Financial Expenses	(53,346)	(112,877)	(35,526)	(60,157)
3.06.03.02.01	Financial Expenses	(44,269)	(63,028)	0	0
3.06.03.02.02	Currency Variation - Argentina	(9,077)	(49,849)	0	0
3.06.04	Other Operating Revenues	5,008	17,748	0	3,547
3.06.04.01	Currency Effect - Argentina	175	15,169	0	0
3.06.04.02	Other Operating Revenues	4,833	2,579	0	0
3.06.05	Other Operating Expenses	0	0	(2,353)	0
3.06.06	Equity Pick-Up Income	0	0	0	0
3.07	Operating Income	24,185	15,576	22,917	42,914
3.08	Non-Operating Income	42	12	3,905	10,004
3.08.01	Revenues	98	273	4,298	31,476
3.08.02	Expenses	(56)	(261)	(393)	(21,472)
3.09	Income before Tax/Profit Sharing	24,227	15,588	26,822	52,918
3.1	Provision for Income Tax and Social Contributions	(8,212)	(15,117)	(12,655)	(24,751)
3.11	Deferred Income Tax	1,340	2,525	878	2,135

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

07.01 CONSOLIDATED INCOME STATEMENT (R$ '000)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2002 - 9/30/2002	4 - 1/1/2002 - 9/30/2002	5 - 7/1/2001 - 9/30/2001	6 - 1/1/2001 - 9/30/2001
3.12	Profit Sharing/Statutory Contributions	(2,203)	(4,425)	(2,560)	(5,071)
3.12.01	Profit Sharing	(2,203)	(4,425)	(2,560)	(5,071)
3.12.01.01	Directors and Employees	(2,203)	(4,425)	(2,560)	(5,071)
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on Stockholders' Equity	0	0	0	0
3.14	Minorities	(365)	(101)	(258)	(1,213)
3.15	Net Income/Loss for Period	14,787	(1,530)	12,227	24,018
	SHARES OUTSTANDING (excl. Treasury Stock) ('000)	82,074	82,074	82,074	82,074
	NET INCOME PER SHARE	0.18017		0.14898	0.29264
	NET LOSS PER SHARE		(0.01864)		

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER

The consolidated commentary is presented in section 05.01 on the performance of the Company.

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

11.01 – ORDERS/CONTRACTS SIGNED

Company	(R$ '000)
1 - Balance of Signed Orders/Contracts at the End of the Current Quarter	159,263
2 - Balance of Signed Orders/Contracts at the End of the Corresponding Quarter of the Previous Fiscal Year	158,117

Consolidated	(R$ '000)
3 - Balance of Signed Orders/Contracts at the End of the Current Quarter	0
4 - Balance of Signed Orders/Contracts at the End of the Corresponding Quarter of the Previous Fiscal Year	0

12.01 – COMMENTS ON MANAGEMENT ESTIMATES

Net revenues for the parent company for the six months ended June 30, 2002 amounted to R$ 416.089 million, while consolidated net revenues amounted to R$ 578.090 million.

The Company's strategy of diversifying across markets is making a decisive contribution to the achievement of its sales targets. Despite the Argentine crisis, due to the existing order book and orders in progress within Brazil and outside it, we are confirming our net revenue estimate of R$ 1.1 billion for the current fiscal year. We expect to export US$ 180 million of products, representing growth of 11.0% with regard to 2001.

15.01 - INVESTMENT PROJECTS

During the second quarter of 2002, some R$ 3.538 million was invested in the parent company, and R$ 14.324 million at consolidated level, while investments over the first six months of the year amounted to some R$ 6.141 million in the parent company and R$ 23.002 million at consolidated level, principally in machinery, equipment, tools and installations.

Investments are made using both internal and third-party funds - FINAME.

16.01 - OTHER INFORMATION CONSIDERED TO BE SIGNIFICANT BY THE COMPANY

1 Principal Shareholders

Position as of June 30, 2002 ('000 shares):

SHAREHOLDERS	COMMON		PREFERRED		TOTAL	
	QTY	%	QTY	%	QTY	%
Controlling shareholders (Item 2)	23,515	61.09	6,711	15.40	30,226	36.83
Central Bank Pension Fund - CENTRUS	6,491	16.86	4,027	9.24	10,518	12.82
Fundo Bradesco Templeton	4,839	12.57	6,331	14.53	11,170	13.61
Fundação Marcopolo	1,549	4.02	749	1.72	2,298	2.80
Banespa Pension Fund - BANESPREV	1,359	3.53	985	2.26	2,344	2.86
Banco do Brasil Pension Fund - PREVI		0.00	3,776	8.66	3,776	4.60
Caixa Econômica Federal Pension Fund - FUNCEF	0	0.00	2,485	5.70	2,485	3.03
Bahema Participações S.A.	1	0.00	2,515	5.77	2,516	3.07
L. Parisotto Participações Ltda.		0.00	1,000	2.29	1,000	1.22
Funds and Foundations		0.00	1,156	2.65	1,156	1.41
Foreign Shareholders		0.00	7,799	17.89	7,799	9.50
Other - Market	737	1.91	6,049	13.88	6,786	8.27
TOTAL	38,491	100.00	43,583	100.00	82,074	100.00
PROPORTION		46.90		53.10		

2 Shareholding Control

The directors Paulo Pedro Bellini, José Antônio Fernandes Martins, Valter Antônio Gomes Pinto and Raul Tessari, through a shareholders' agreement filed with the CVM, hold the stockholding control of the company together with Partibell – Part. Adm. Ltda., JM Part. e Adm. Ltda., Vate Part. e Adm. Ltda., and Rasa Part. e Adm. Ltda., holding both directly and indirectly on June 30, 2002, 61.09% of the Company's voting capital.

17.01 – SPECIAL AUDITING REPORT – WITHOUT QUALIFICATIONS

Independent auditors' report on special review

To the Board of Directors and Shareholders of
Marcopolo S.A.
Caxias do Sul (RS)

We have carried out a special review of the quarterly information (ITR) for Marcopolo S.A., as well as of this Company and its subsidiaries (consolidated information) regarding the quarter ended June 30, 2002, including the balance sheet, the income statement, the report on performance and relevant information, prepared in accordance with the accounting practices established in Brazilian Corporate Law. This quarterly information was devised under the responsibility of the Company's management.

Our review was carried out in accordance with specific rules established by IBRACON – The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Committee, and consisted, principally, of: (a) inquiries and discussion with the directors responsible for the accounting, financial and operational areas of the Company and its subsidiaries, with regard to the principal criteria adopted in devising the quarterly information; (b) a review of the information and subsequent events that have affected or that may affect the financial situation and operations of the Company and its subsidiaries.

Information on the subsidiaries Marcopolo Latinoamérica S.A. and Laureano S.A. relating to the quarter ended June 30, 2002, were reviewed by other independent auditors, whose reports were provided to us. The results of our reviews, in so far as these relate to the value of investments in and the results of these companies are exclusively based on the reports by those auditors.

On the basis of our special review, and the review reports of other auditors, we are not aware of any relevant modification that needs to be made to the quarterly information referred to above in order to comply either with accounting practices established in Brazilian corporate legislation or with rules implemented by the Brazilian Securities and Exchange Commission (CVM) that apply specifically to the devising of obligatory quarterly information.

17.01 – SPECIAL AUDITING REPORT – WITHOUT QUALIFICATIONS

As mentioned in Note 19-b, the Company reclassified credits in U.S. dollars with customers located in Argentina from current assets to long-term assets. The realization of accounts receivable, net of provisions for doubtful credits, depends on the renegotiations that are currently in progress with customers and with institutions of the Argentine and Brazilian governments.

July 31, 2002.

KPMG Auditores Independentes
CRC-SP-14.428 "S"RS

Wladimir Omiechuk
Accountant CRC RS-041241/O-2

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – CNPJ
00845-1	MARCOPOLO SA	88.611.835/0001-29

INDEX